ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet as of June 30, 2010 (unaudited) and December 31, 2009
(In millions of Reais)

ASSETS	2010	2009
Cash and due from banks	5,018	5,355
Interest-bearing deposits in other banks	67,317	89,085
Securities purchased under resale agreements	56,267	56,714
Central Bank compulsory deposits	59,086	13,869
Trading assets, at fair value	84,758	73,529
Available-for-sale securities, at fair value	39,439	41,263
Held-to-maturity securities, at amortized cost	2,363	1,762
Net loans and leases	244,697	225,768
Loans and leases	264,733	245,736
Allowance for loan and lease losses	(20,036)	(19,968)
Investments in unconsolidated companies	3,916	4,321
Premises and equipment, net	4,772	4,572
Goodwill, net	14,716	14,711
Intangible assets, net	20,196	22,569
Other assets	44,406	45,570
TOTAL ASSETS	646,951	599,088
The accompanying notes are an integral part of these consolidated financial statements.

The following table presents assets of consolidated variable interest entities (VIEs) which are included in the Consolidated Balance Sheet above. The assets in the table below include those assets that can be used only to settle obligations of consolidated VIEs.

ASSETS	2010	2009
Net loans and leases	5,002	4,487
Loans and leases	5,853	5,453
Allowance for loan and lease losses	(851)	(966)
Intangible assets, net	839	891
Other assets	698	781
TOTAL ASSETS	6,539	6,159

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet as of June 30, 2010 (unaudited) and December 31, 2009
(In millions of Reais)

LIABILITIES AND STOCKHOLDERS' EQUITY	2010	2009
Deposits	189,610	190,908
Non-interest bearing deposits	26,395	25,884
Interest-bearing deposits	163,215	165,024
Securities sold under repurchase agreements	74,252	66,174
Short-term borrowings	98,956	80,725
Long-term debt	68,970	58,976
Insurance claims reserves, reserves for private retirement plans and reserves for capitalization	14,499	13,487
Investment contracts	40,986	38,063
Other liabilities	72,442	68,721
Total liabilities	559,715	517,054

Stockholders’ equity:
Stockholders’ equity of Itaú Unibanco
Common shares – no par value (3,300,000,000 authorized as of June 30, 2010 and December 31, 2009; 2,289,286,475 issued as of June 30, 2010 and December 31, 2009)	21,046	21,046
Preferred shares – no par value (3,300,000,000 authorized as of June 30, 2010 and December 31, 2009; 2,281,649,744 issued as of June 30, 2010 and December 31, 2009)	24,208	24,208
Treasury shares (37,012,315 and 43,588,307 preferred shares as of June 30, 2010 and December 31, 2009, respectively; 1,502,202 and 2,202 common shares as of June 30, 2010 and December 31, 2009, respectively)	(914)	(1,031)
Additional paid-in capital	13,084	12,932
Appropriated retained earnings	10,236	5,954
Other accumulated comprehensive income:
Net unrealized gains (losses) on available-for-sale securities, net of taxes	665	301
Cumulative translation adjustment	(487)	(146)
Defined benefit of pension plans and other post-retirement plans, net of taxes	208	786
Cash flow hedge – actual portion, net of taxes	(4)	(4)
Unappropriated retained earnings	6,083	5,231
Total stockholders’ equity of Itaú Unibanco	74,125	69,277
Noncontrolling interest	13,111	12,757
Total stockholders’ equity	87,236	82,034
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	646,951	599,088
The accompanying notes are an integral part of these consolidated financial statements.

The following table presents liabilities of consolidated VIEs which are included in the Consolidated Balance Sheet above. The liabilities in the table below include third-party liabilities of consolidated VIEs only, that have no recourse to the general credit of the company and exclude intercompany balances that are eliminated on consolidation.

LIABILITIES	2010	2009
Payable to merchants for credit card transactions	2,450	1,922
Other liabilities	357	551
Total liabilities	2,807	2,473

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
Six month periods ended June 30 (unaudited)
(In millions of Reais, except per share information)

	2010	2009
INTEREST INCOME	36,543	36,580
Interest on loans and leases	25,172	23,868
Interest on deposits in banks	1,580	1,794
Interest on Central Bank compulsory deposits	1,244	249
Interest on securities purchased under resale agreements	3,905	4,466
Interest on trading assets	2,611	4,412
Interest and dividends on available-for-sale securities	1,806	1,735
Interest on held-to-maturity securities	225	56
INTEREST EXPENSE	(15,552)	(17,531)
Interest on deposits	(5,521)	(7,006)
Interest on securities sold under repurchase agreements	(3,881)	(4,275)
Interest on short-term borrowings	(2,918)	(2,456)
Interest on long-term debt	(2,251)	(2,206)
Interest on investment contracts	(981)	(1,588)
NET INTEREST INCOME	20,991	19,049
Provision for loan and lease losses	(7,257)	(8,922)
NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	13,734	10,127
NON-INTEREST INCOME	14,216	24,038
Fee and commission income	7,976	5,914
Trading income (losses), net	70	5,414
Net gain (loss) on sale of available-for-sale securities	(5)	173
Net gain (loss) on foreign currency transactions	909	2,281
Net gain (loss) on transactions of foreign subsidiaries	375	(2,086)
Equity in earnings of unconsolidated companies, net	91	181
Insurance premiums, income on private retirement plans and capitalization plans	3,185	4,485
Other non-interest income	1,615	7,676
NON-INTEREST EXPENSE	(20,336)	(20,670)
Salaries and employee benefits (in 2010 includes gain of R$ 999 on curtailment and partial settlement of PAC Note 25)	(4,322)	(5,424)
Administrative expenses	(5,686)	(4,603)
Amortization of intangible assets	(2,290)	(1,587)
Insurance claims, changes in reserves for insurance operations, for private retirement plans and acquisition costs	(2,439)	(3,647)
Depreciation of premises and equipment	(726)	(611)
Other non-interest expenses	(4,873)	(4,799)
NET INCOME BEFORE TAXES ON INCOME	7,614	13,495
TAXES ON INCOME
Current	(2,864)	(3,715)
Deferred	1,111	(1,533)
TOTAL TAXES ON INCOME	(1,753)	(5,248)
NET INCOME	5,861	8,247
Less: Net income attributable to noncontrolling interests	(455)	(162)
NET INCOME ATTRIBUTABLE TO ITAÚ UNIBANCO	5,406	8,085
EARNINGS PER SHARE – BASIC (*)
Common	1.19	1.95
Preferred	1.19	1.95
EARNINGS PER SHARE – DILUTED (*)
Common	1.19	1.95
Preferred	1.19	1.95
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – BASIC (*)
Common	2,288,284,273	2,095,775,995
Preferred	2,242,406,040	2,052,994,792
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – DILUTED (*)
Common	2,288,284,273	2,095,775,995
Preferred	2,249,946,124	2,059,413,923
(*) After giving retroactive effect to the issuance of bonus shares in August 2009 (Note 19a).
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Comprehensive Income
Six month periods ended June 30 (unaudited)
(In millions of Reais)

	2010	2009
Net income	5,861	8,247
Change in unrealized gains and losses on available-for-sale securities (net of tax effect of R$ (243) and R$ (165) for the periods ended June 30, 2010 and 2009, respectively)	364	247
Cumulative translation adjustment on foreign subsidiaries and equity investees (no tax effect)	(341)	(730)
Defined benefits of pension plans and other post-retirement plans, net of taxes of R$ 385 and R$ 39 for the periods ended June 30, 2010 and 2009, respectively	(578)	(58)
Total comprehensive income	5,306	7,706
Comprehensive income attributable to noncontrolling interest	(455)	(162)
Comprehensive income attributable to Itaú Unibanco	4,851	7,544
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
Six month periods ended June 30 (unaudited)
(In millions of Reais)

	2010	2009
Operating activities
Net income	5,861	8,247
Adjustment to reconcile net income to net cash provided by operating activities
Provision for loan and lease losses	7,257	8,922
Loss on sale of foreclosed assets, net	14	24
Amortization of intangible assets	2,290	1,587
Depreciation of premises and equipment	726	611
Equity in earnings of unconsolidated companies, net	(91)	(181)
Gain on remeasurment of interest in Redecard (note 3.2.b)	-	(4,530)
Bargain purchase gain (note 3.2.a)	-	(830)
(Loss) Gain on sale of unconsolidated companies	(73)	(387)
Stock-based compensation	3	327
Deferred tax	(1,111)	1,533
Net (gain) loss on sale of available-for-sale securities	5	(173)
Impairment on available-for-sale securities	118	-
Other adjustments to net income	(38)	90
Net (gain) loss on sale of premises and equipment	-	(1)
Dividends received from investments in unconsolidated companies	32	87
Changes in assets and liabilities
Trading account assets (increase) decrease	(10,006)	14,486
Other assets and liabilities (increase) decrease	19,453	16,101
Net cash provided by operating activities	24,440	45,913
Investing activities
Net (Increase) decrease in restricted cash	-	(25)
Net (increase) decrease in Central Bank compulsory deposits	(45,217)	550
Net (increase) decrease in securities purchased under resale agreements which are not in cash and cash equivalents	447	(14,947)
Purchase of available-for-sale securities	(6,104)	(9,603)
Proceeds from sale and redemption of available-for-sale securities	9,713	13,745
Purchase of held-to-maturity securities	(468)	(2,210)
Proceeds from matured of held-to-maturity securities	-	3
Net (increase) decrease in loans and leases	(26,401)	3,466
Acquisition of controlling interest in Itaú XL, net of cash and cash equivalents received (note 3.1.a)	(117)	-
Acquisition of controlling interest in Redecard, net of cash and cash equivalents received (note 3.2.b)	-	(415)
Cash and cash equivalents received on acquisition of Unibanco and Unibanco Holdings (note 3.2.a)	-	17,262
Cash received on sale of Unibanco Saúde (note 3.1.b)	55	-
Cash payment for contractual rights to provide payroll and other services to government entities and other entities	(134)	(398)
Cash received for rescission of contractual rights to provide payroll and other services to government entities and other entities	122	-
Purchase of premises and equipment	(941)	(670)
Proceeds from sale of premises and equipment	32	86
Proceeds from sale of foreclosed assets	106	111
Purchase of unconsolidated companies	(7)	(2)
Purchase of other investments recorded at cost	(2)	(4)
Proceeds from sale of unconsolidated companies	-	375
Net cash (used in) providad by investing activities	(68,916)	7,324
Financing activities
Net decrease in deposits	(3,370)	(14,499)
Net increase in investment contracts	3,058	2,667
Net increase (decrease) in securities sold under repurchase agreements	8,173	(19,777)
Net increase in short-term borrowings	17,890	13,506
Borrowings from long-term debt	15,674	6,557
Repayment of long-term debt	(4,807)	(16,111)
Proceeds from exercise of stock options by grantees	117	138
Dividends and interest on stockholders' equity	(2,871)	(2,614)
Noncontrolling interest	(101)	(9)
Net cash (used in) provided by financing activities	33,763	(30,142)
Net increase in cash and cash equivalents	(10,713)	23,095
Cash and cash equivalents
At the beginning of the period	65,456	28,036
At the end of the period	54,743	51,131
Supplemental cash flow disclosure
Cash paid for interest	(16,617)	(8,341)
Cash paid for taxes on income	(1,689)	(1,690)
Non-cash transactions
Loans transferred to foreclosed assets	67	128
Shares and replacement awards issued in connection with acquisition of Unibanco and Unibanco Holdings (note 3.2.a)	-	24,659
Shares issued in connection with the acquisition of Itaúsa Export S.A.	-	95
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders’ Equity
Six month periods ended June 30 (unaudited)
(In shares)

	2010		2009(*)
	Preferred shares	Common shares	Preferred shares	Common shares
Capital stock
Balance at the beginning of the period	2,281,649,744	2,289,286,475	1,605,988,901	1,708,760,440
Issuance of shares of Itaú Unibanco for acquisition of Unibanco and Unibanco Holdings (Note 3.2.a)	-	-	675,660,843	557,475,607
Issuance of shares of Itaú Unibanco S.A held by Itaúsa for shares of Itaú Unibanco Holding	-	-	-	23,050,428
Balance at the end of the period (A)	2,281,649,744	2,289,286,475	2,281,649,744	2,289,286,475
Treasury stock
Balance at the beginning of the period	43,588,307	2,202	64,639,300	-
Stock purchased by grantees of our Stock Option Plan (Note 26)	(6,575,992)	-	(12,052,231)	-
Itaú Unibanco stock held by Itaubanco defined contribution plan in excess of the individual accounts of participants (Note 25)	-	1,500,000	-	-
Acquisition of treasury stock	-	-	-	2,202
Balance at the end of the period (B)	37,012,315	1,502,202	52,587,069	2,202
Outstanding capital at the end of the period – C = A - B	2,244,637,429	2,287,784,273	2,229,062,675	2,289,284,273
(*) After giving retroactive effect to the issuance of bonus shares in August 2009 (Note 19)

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders’ Equity
Six month periods ended June 30 (unaudited)
(In millions of Reais)

	2010	2009
Common shares
Balance at the beginning of the period	21,046	7,372
Issuance of shares for the acquisition of Itaú Unibanco Unibanco and Unibanco Holdings (Note 3.1.a)	-	5,451
Issuance of shares of Itau Unibanco on the acquisition of Itaúsa Export SA	-	95
Capitalization of reserves	-	8,128
Balance at the end of the period	21,046	21,046
Preferred shares
Balance at the beginning of the period	24,208	9,882
Issuance of shares of Itaú Unibanco for acquisition of Unibanco and Unibanco Holdings (Note 3.1.a)	-	6,454
Capitalization of reserves	-	7,872
Balance at the end of the period	24,208	24,208
Treasury stock
Balance at the beginning of the period	(1,031)	(1,526)
Stock purchased by grantees of our Stock Option Plan	163	285
Itaú Unibanco stocks held by Itaubanco defined contribution plan in excess of the individual accounts of the participants (Note 25)	(46)	-
Balance at the end of the period	(914)	(1,241)
Additional paid-in capital
Balance at the beginning of the period	12,932	62
Stock-based compensation recognized for the period	258	279
Additional interest in controlled subsidiary	(6)	-
Acquisition of stock options of Unibanco	-	14
Difference between purchase price and average cost of treasury stock sold	(100)	(146)
Difference between the fair value of the shares issued in acquisitions and the amount of statutory capital increase	-	12,711
Balance at the end of the period	13,084	12,920
Appropriated retained earnings
Balance at the beginning of the period	5,954	16,014
Transfer for increase in capital stock through reserves	-	(16,000)
Transfer of retained earnings to reserves	4,282	2,688
Balance at the end of the period	10,236	2,702
Net unrealized gains (losses) on available-for-sale securities, net of taxes
Balance at the beginning of the period	301	203
Change in net unrealized gains and losses during the period, net of taxes	364	247
Balance at the end of the period	665	450
Cash flow hedge – effective portion
Balance at the beginning of the period	(4)	(4)
Balance at the end of the period	(4)	(4)
Cumulative translation adjustment
Balance at the beginning of the period	(146)	921
Translation of adjustment during the period, without tax effect	(341)	(730)
Balance at the end of the period	(487)	191
Defined benefit of pension plans and other post-retirement plans
Balance at the beginning of the period	786	400
Defined benefit of pension plans and other post-retirement plans, net of tax effect	(578)	(58)
Balance at the end of the period	208	342
Unappropriated retained earnings
Balance at the beginning of the period	5,231	1,063
Net income attributable to Itaú Unibanco	5,406	8,085
Distribution of dividends and interest on stockholders' equity	(272)	(245)
Transfer to appropriated retained earnings	(4,282)	(2,688)
Balance at the end of the period	6,083	6,215
Total stockholders’ equity of Itaú Unibanco	74,125	66,829
Noncontrolling interest
Balance at the beginning of the period	12,757	1,245
Net income (loss) for the period	455	162
Exchange of shares of Itaú Unibanco for shares of Itaú Unibanco Holding	-	(105)
Acquisition of Shares of Redecard (Note 3.2.b)	-	9,590
Noncontrolling interests in subsidiaries of Unibanco (Note 3.2.a)	-	1,503
Distribution of dividends and interest on stockholders' equity of Redecard S.A	(368)	(13)
Increase of non-controlling interest in RT investments funds	257	104
Others movements	10	(83)
Balance at the end of the period	13,111	12,403
Total stockholders’ equity	87,236	79,232
Per share information in Reais (*)
Distributed earnings (interest on stockholders' equity)
Preferred shares	0.06	0.06
Common shares	0.06	0.06
(*) After giving retroactive effect to the issuance of bonus shares in August 2009.
The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Notes to Consolidated Interim Financial Statements (unaudited)

June 30, 2010 and 2009

 (In millions of Reais, except per share information or unless otherwise noted)

NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF CONSOLIDATION

a) Description of business

Itaú Unibanco Holding S.A. ("we" or "Itaú Unibanco Holding" refer to Itaú Unibanco Holding S.A. and our subsidiaries and affiliates) is a publicly-traded company, organized and existing under the laws of Brazil. The head office of Itaú Unibanco Holding is located in São Paulo, Brazil.

Itaú Unibanco Holding provides, directly or through its subsidiaries, a wide range of credit and other financial services to a diverse customer base of individuals and companies in and outside Brazil, Brazilian-related and non-related customers, through our international branches, subsidiaries and affiliates. Such services are offered in Brazil to retail customers through the branch network of Itaú Unibanco S.A. (“Itaú Unibanco”) and to wholesale customers through Banco Itaú BBA S.A. (“Itaú BBA”) and overseas through branches in New York, Grand Cayman, Tokyo, and Nassau, and through subsidiaries in Argentina, Chile, Uruguay, Paraguay, Cayman Islands, and in Europe (Portugal and Luxembourg).

We are a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company that has 51% of the shares of our common stock and that is jointly controlled by (i) Itaúsa, which is a holding company controlled by the members of the Egydio de Souza Aranha Family, and (ii) E. Johnston, a holding company controlled by the Moreira Salles Family. Itaúsa also owns directly 36.2% of the shares of our common stock.

As further described in Note 32 Itaú Unibanco Holding’s operations are divided into four segments: (1) Commercial bank, which provides a broad range of banking services to individuals (retail, and under different distribution specialized areas and brands such as Uniclass, Personnalité or Private Bank) and to micro, small and medium-sized companies, including services such as asset management and investor services, insurance, private retirement plans, capitalization plans and credit cards issued to accountholders; (2) Itaú BBA, which provides wholesale banking services for large corporations as well as investment banking activities; (3) Consumer credit, which basically offers products and services to non-accountholder clients, such as vehicle financing and credit card transactions and consumer credit loans and (4) Corporation and Treasury, which generates interest income associated with capital surplus, subordinated debt surplus and the results of certain corporate and treasury activities such as carryforwards of the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency gaps, rates and other risk factors, arbitrage opportunities in the foreign and domestic markets, and mark to market of financial assets.

b) Consolidation

The consolidated financial statements comprise Itaú Unibanco Holding (parent company) and its direct and indirect subsidiaries, in which it has a controlling interest and in which it is the primary beneficiary of variable interest entities, after the elimination of all significant intercompany balances and transactions. Except as otherwise indicated, the subsidiaries are consolidated as of June 30, 2010 and December 31, 2009 and for the six month periods ended June 30, 2010 and 2009, and the percentage of voting interest is the percentage presented below. The financial statement date of our subsidiaries used for consolidation purposes is the same as that of Itaú Unibanco Holding. Our main subsidiaries are presented in the table below.

	Incorporation country	Voting interest (%) as of 06/30/2010
Afinco Américas Madeira, SGPS, Soc. Unipessoal Ltda.	Portugal	100.00%
Banco Dibens S.A. (1)	Brazil	100.00%
Banco Fiat S.A.	Brazil	99.99%
Banco Itaú Argentina S.A.	Argentina	100.00%
Banco Itaú BBA S.A.	Brazil	99.99%
Banco Itaú Chile S.A.	Chile	99.99%
Banco Itaú Europa Luxembourg S.A.	Luxembourg	99.98%
Banco Itaú Europa S.A.	Portugal	99.99%
Banco Itaú Paraguay S.A. (1)	Paraguay	99.99%
Banco Itaú Uruguay S.A.	Uruguay	100.00%
Banco ItauBank S.A.	Brazil	100.00%
Banco Itaucard S.A.	Brazil	99.99%
Banco Itaucred Financiamentos S.A.	Brazil	99.99%
Banco Itauleasing S.A.	Brazil	99.99%
BIU Participações S.A. (2)	Brazil	66.15%
Cia Itaú de Capitalização	Brazil	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil (1)	Brazil	100.00%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Fiat Administradora de Consórcios Ltda.	Brazil	99.99%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Hipercard Banco Múltiplo S.A. (1)	Brazil	99.99%
Itaú Administradora de Consórcios Ltda.	Brazil	99.99%
Itaú Bank, Ltd.	Cayman Islands	100.00%
Itaú Corretora de Valores S.A.	Brazil	100.00%
Itaú Seguros S.A.	Brazil	100.00%
Itaú Unibanco S.A.	Brazil	100.00%
Itaú Vida e Previdência S.A.	Brazil	100.00%
Itaú XL Seguros Corporativos S.A. (3)	Brazil	100.00%
Itaúsa Export S.A.	Brazil	100.00%
Luizacred S.A. Sociedade Crédito Financiamento Investimento (1)	Brazil	50.00%
Oca Casa Financeira S.A.	Uruguay	100.00%
Orbitall Serviços e Processamento de Informações Comerciais S.A.	Brazil	99.99%
Redecard S.A. (4)	Brazil	50.01%
Unibanco - União de Banco Brasileiros S.A. (1)	Brazil	100.00%
Unibanco Holdings S.A. (1)	Brazil	100.00%
Unibanco Cayman Bank Ltd (1)	Cayman Islands	100.00%
Unibanco Participações Societárias S.A. (1)	Brazil	99.99%
Unicard Banco Múltiplo S.A. (1)	Brazil	99.99%
(1) Company consolidated as from February 2009 as a result of the acquisition of control in Unibanco and Unibanco Holdings, as described in Note 3.2.a;
(2) Company consolidated as from February 2009 as a result of the acquisition of  Unibanco, which held a 24.49% interest, as described in Note 3.2.a;
(3) Company consolidated as from May 2010, the date of the acquisition of control as described in Note 3.1.a;
(4) Company consolidated as from March 2009, the date of the acquisition of control as described in Note 3.2.b.

Variable interest entities

Variable interest entities (“VIEs”) are entities that, by design, either: (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, (ii) have equity investors that do not have the ability to make significant decisions relating to the entities operations through voting rights, (iii) the holders of equity do not have symmetry between voting rights and economic interests and where substantially all of the activities either involve or are conducted on behalf of the investor with disproportionately fewer voting rights, or (iv) have equity investors that do not have the obligation to absorb the expected losses, or the right to receive the residual returns of the entity.

The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and consolidates the VIE. Prior to January 1, 2010, the primary beneficiary was the entity that would absorb a majority of the entity’s expected losses, receive a majority of the entity’s residual returns or both. In accordance with the new accounting guidance on consolidation of VIEs effective January 1, 2010, the party that is deemed to be the primary beneficiary of a VIE is the party that has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and also an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The determination of which activities most significantly impact the VIE’s performance requires application of judgment particularly when the power over certain activities rests with one of the variable interest holders and over others rests with other variable interest holders or are shared among them.

On an ongoing basis, Itaú Unibanco Holdings reassesses whether it has a controlling financial interest and is the primary beneficiary of a VIE. The reassessment process considers whether we have acquired or divested the power to direct the activities of the VIE through changes in governing documents or other circumstances. The reassessment also considers whether we have acquired or disposed of a financial interest that could be significant to the VIE, or whether an interest in the VIE has become significant or is no longer significant. The consolidation status of the VIEs with which we are involved may change as a result of such reassessments.

The variable interest entities that we have are described below:

(i) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”) – We are the primary beneficiary of FIC, that is a financial institution that has the exclusive right to offer financial products and services to customers of Companhia Brasileira de Distribuição (“CBD”), a retail company. We have consolidated FIC since we acquired an interest in it in August 2004. We have concluded that we continue to be the primary beneficiary of FIC under the new guidance, since Itaú Unibanco Holding has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance through our power to direct the credit underwriting and collection policies, the fact that we have the right and do all servicing of the loans granted, the fact that we have the right and we operate FIC on a day-to-day basis, and us providing all external debt of FIC. In addition we have the obligation to absorb losses and the right to receive benefits that could potentially be significant to FIC. Itaú Unibanco Holding is disproportionally exposed to the entity’s losses with respect to its voting right through the funding provided to FIC.

Total consolidated assets of FIC as of June 30, 2010 and December 31, 2009 amount to R$ 3,522 and R$ 3,358 (including intangible assets of R$ 488 and R$ 507) and total consolidated liabilities amount to R$ 1,771 and R$ 1,649 and its assets would be available to its creditors to meet its obligations. Those creditors have no legal right over the assets of FIC.

Itaú Unibanco Holding has financed, through investment in certificates of deposit issued by FIC the activities of FIC; the primary reason for providing the support is because FIC is a significant strategic sales channel for us. The balance of such certificates of deposits in the consolidated financial statements of FIC at June 30, 2010 and December 31, 2009 was R$ 704 and R$ 676, respectively and are eliminated on consolidation of these financial statements. Assets of FIC are available to the creditors of FIC to meet its obligations and creditors of FIC do not have legal right to assets of Itaú Unibanco Holding.

There is not a contractual requirement to provide such financing, or any other type of financial support. We currently intend to continue to provide such support. In addition, the controlling shareholders Itaú Unibanco Holding and CBD are committed to maintain, through capital contributions, the regulatory stockholders equity of FIC at an amount, at least, 25% higher than the minimum regulatory equity that is required according to the regulations of Banco Central do Brasil (Central Bank or Bacen).

(ii) Vitória Participações S. A. (“Vitória”) - We are also the primary beneficiary of Vitória, the holding company of FAI, a financial institution that has the exclusive right to offer financial products and services to customers of Lojas Americanas S.A. (LASA). We have consolidated Vitória since we acquired an interest in it in April 2005.

We also have concluded that we continue to be the primary beneficiary of Vitória under the new guidance through our power to direct the credit underwriting and collection policies, the fact that we have the right to do and do all servicing of the loans granted, the fact that we operate FAI on a day-to-day basis, and us providing all external debt of FAI. In addition, Itaú Unibanco Holding is disproportionally exposed to the entity’s losses with respect to its voting right through the funding provided to FAI.

Total consolidated assets of Vitória as of June 30, 2010 and December 31, 2009 amount to R$ 1,268 and 1,182 (including intangible assets of R$ 279 and R$ 291) and total consolidated liabilities amount to R$ 608 and R$ 443 and its assets would be available to its creditors to meet its obligations. Assets of FAI are available to its creditors and those creditors have no legal right over the assets of Itaú Unibanco Holding.

Itaú Unibanco Holding has financed, through investment in certificates of deposits issued by FAI the activities of FAI; the primary reasons for providing the support is because FAI is a significant strategic sales channel for us. The balance of such certificates of deposits in the consolidated financial statements of Vitória at June 30, 2010 and December 31, 2009 was R$ 379 and R$ 424, respectively, and are eliminated on consolidation of these financial statements.

There is not a contractual requirement to provide such financing or any other type of financial support. We currently intend to continue to provide such support. The controlling shareholders (Itaú Unibanco Holding and LASA) are committed to maintain, through capital contributions, the regulatory stockholders equity of Vitória at an amount, at least, 25% higher than the minimum regulatory equity that is required according to the regulations of BACEN.

(iii) Luizacred S.A. SCFI (“Luizacred”) – We are also the primary beneficiary of Luizacred, a financial institution  which holds the right to offer, distribute and commercialize financial products and services to the clients of Magazine Luiza S.A. (“Magazine Luiza”), a retail company. We have been consolidating Luizacred since February 2009, as a result of the agreement with Unibanco (see Note 3.2.a). We have concluded we continue to be the primary beneficiary of Luizacred, since Itaú Unibanco Holding has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance through our power to direct the credit underwriting and collection policies, the fact that we have the right and do all servicing of the loans granted, and us providing all external debt of Luizacred. Itaú Unibanco Holding is disproportionally exposed to the entity’s losses with respect to its voting right through the funding provided to Luizacred.

Total assets of Luizacred as of June 30, 2010 and December 31, 2009 amount to R$ 1,744 and R$ 1,569 and total liabilities amount to R$ 421 and R$ 339 and its assets would be available to its creditors to meet its obligations. Those creditors have no legal right over the assets of Itaú Unibanco Holding.

Itaú Unibanco Holding has financed, through investment in certificates of deposits issued by Luizacred the activities of Luizacred, the primary reasons for providing the support is because Luizacred is a significant strategic sales channel for us. The balance of such certificates of deposits in the financial statements of Luizacred at June 30, 2010 and December 31, 2009 was R$ 1,236 and R$ 1,147, respectively, and are eliminated on consolidation of these financial statements.

There is not a contractual requirement to provide such financing, any other type of financial support. We currently intend to continue to provide such support.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The accounting and financial reporting policies of Itaú Unibanco Holding are in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain significant respects from the accounting principles we apply in the statutory financial statements of Itaú Unibanco Holding prepared in accordance with accounting practices adopted in Brazil that include, when applicable, the rules and regulations of the BACEN, the Comissão de Valores Mobiliários ("CVM") - the Brazilian securities commission, the Superintendência de Seguros Privados ("SUSEP") - the Brazilian insurance regulator, and the Agência Nacional de Saúde Suplementar (“ANS”) – the Brazilian health market regulator.

Financial information included in these interim financial statements including, but not limited to, stockholders’ equity and net income, differ from that included in the statutory accounting records and statutory interim financial statements as a result of adjustments made to reflect the requirements of US GAAP.

The preparation of interim financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amount of revenues and expenses during the reporting periods.

The interim financial data as of June 30, 2010 and for the six months ended June 30, 2010 and June 30, 2009 is unaudited; in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods.

Actual results could differ from those estimates. The consolidated interim financial statements include various estimates and assumptions, including, but not limited to, the adequacy of the allowance for loan and lease losses, estimates of fair value of financial instruments, the amount of valuation allowances on deferred tax assets, the amount of insurance and private retirement plan reserves, the selection of useful lives of certain assets, the determination of the need for and the amount of impairment charges on long-lived assets and the determination of probability and the estimate of contingent losses, as well as the use of significant judgment and interpretation in the application of tax law when determining the amount of taxes payable, including the analysis of uncertain tax positions with respect to taxes on income.

The following is a description of the significant accounting policies applied.

a) Constant currency restatement

Until 1995, the CVM required publicly traded companies subject to its reporting requirements to prepare and publish:

•	The statutory financial information prepared according to Brazilian corporate law (“Corporate Law”); and
•	As supplemental information, financial statements expressed in currency of constant purchasing power (prepared following the "constant currency method").

This requirement to present financial statements following the constant currency method was eliminated when indexation of financial statements for Brazilian statutory and tax purposes was discontinued on January 1, 1996.

Until June 30, 1997, Brazil was considered a hyperinflationary economy and, accordingly, for purposes of the accompanying interim financial statements, all balances and transactions prior to that date have been remeasured at June 30, 1997 price-levels.

The index selected for this remeasurement up to December 31, 1995 was the Fiscal Reference Unit (UFIR), which we consider the most appropriate index since it is the same index that has been established by the tax authorities for preparation of financial statements under Corporate Law as well as the index selected by the CVM for the preparation of the supplemental financial statements following the constant currency method. From January 1, 1996, with the elimination of the requirement to present constant currency financial statements, no  UFIR was calculated for this purpose. The index we selected for remeasurement as from January 1, 1996 to June 30, 1997, the date on which we discontinued the constant currency methodology, is the General Price Index-Market (IGP-M), an independent general price level index calculated by the Fundação Getulio Vargas.

From July 1, 1997, the date on which we determined that Brazil was no longer a hyperinflationary economy, balances and transactions are expressed in nominal reais, as required by US GAAP and the United States Securities and Exchange Commission ("SEC") guidelines.

b) Foreign currency translation into Brazilian Reais

Transactions in foreign currencies are recorded at the prevailing exchange rate at the date of the related transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Brazilian reais at year-end exchange rates. The related transaction gains and losses are recognized in the statement of income as they occur.

Financial statements of operations outside Brazil with a functional currency other than the Brazilian real have been translated on the following basis:

•	assets and liabilities at the period-end exchange rate;
•	revenues and expenses at the average exchange rate for the period, and
•	gains or losses arising from translation are included under Cumulative Translation Adjustment in stockholders’ equity.

Financial statements of operations outside Brazil that have the Brazilian real as the functional currency have been translated on the following basis:

•	assets and liabilities, substantially all of which are monetary in nature, at the period-end exchange rate;
•	revenues and expenses at the average exchange rate for the period, and
•	transactions gains and losses are reported in the statement of income under Net gain (loss) on transaction of foreign subsidiaries.

c) Cash and cash equivalents

For purposes of the consolidated statement of cash flows, cash and cash equivalents in these interim financial statements has been defined as cash and due from banks and interest-bearing deposits in other banks with original maturities of 90 days or less.

d) Presentation of interest-earning assets and interest-bearing liabilities

Interest-earning assets and interest-bearing liabilities are presented in the consolidated balance sheet at the amortized cost using the effective yield interest method. Such presentation is required since accrued financial charges are added to the outstanding principal each period for substantially all those assets and liabilities. Total financial charges accrued on the outstanding principal of assets was R$ 25,319, R$ 23,505 and R$ 23,942 as of June 30, 2010, December 31, 2009 and June 30, 2009, respectively. Total financial charges accrued on the outstanding principal of liabilities was R$ 28,636, R$ 29,701 and R$ 27,854 as of June 30, 2010, December 31, 2009 and June 30, 2009, respectively.

e) Securities purchased under resale agreements and securities sold under repurchase agreements

We enter into purchases of securities under agreements to resell ("resale agreements") and sales of securities under agreements to repurchase ("repurchase agreements"). Resale agreements and repurchase agreements are accounted for as secured lending and secured borrowing transactions, respectively.

The carrying amount of Securities purchased under resale agreements was R$ 56,267 and R$ 56,714 as of June 30, 2010 and December 31, 2009, respectively. The carrying amount of Securities sold under repurchase agreements was R$ 74,252 and R$ 66,174 as June 30, 2010 and December 31, 2009, respectively.

The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the balance sheet at the amount advanced or borrowed plus accrued interest. Interest earned on resale agreements and interest incurred on repurchase agreements are reported as Interest income and Interest expense.

The carrying amount and classification of financial assets transferred as collateral in repurchase agreements (that are accounted for as secured borrowing transactions) at June 30, 2010 and December 31, 2009 are as follows: Trading assets – R$ 11,980 and R$ 6,336, Available-for-sale securities – R$ 6,421 and R$ 3,019, and Held-to-maturity securities – R$ 125 and R$ 124, respectively. Securities accepted as collateral in our resale agreements may be used, when permitted by the terms of the agreements, as collateral of our repurchase agreements or may be sold. Total amount of securities received as collateral in our resale agreements that were repledged or sold as of June 30, 2010 and December 31, 2009 amounts to R$ 42,444 and R$ 51,853, respectively.

In Brazil, custody control of local securities is centralized and the possession of securities purchased under resale agreements is temporarily transferred to the purchaser. We closely monitor the market value of the underlying securities collateralizing the resale agreements and adjust the amount of collateral as appropriate.

f) Trading assets and liabilities, including derivatives

We classify debt and equity securities in accordance with FASB Accounting Standards Codification (ASC) 320, Investments – Debt and Equity Securities. These classifications are determined based on our intent with respect to the securities on the date of purchase.

Trading assets include securities classified as trading, in accordance with ASC 320 and derivative financial instruments which have not been designated for hedge accounting.

Trading securities are carried at estimated fair value. Gains and losses, both realized and unrealized, are included in Trading income (losses) in the consolidated statement of income.

Derivatives recorded in Trading assets and in liabilities, included within Other liabilities, are those entered into for trading purposes with our customers or which do not qualify as hedges. They are carried at fair value with realized and unrealized gains (losses) recognized in Trading income (losses).

When determining the fair value of trading assets and liabilities we follow the criteria established by ASC 820, Fair Value Measurements and Disclosures, as further detailed in Note 28.

We account separately for the embedded derivatives included in hybrid financial instruments, when this segregation is required by ASC 815, Derivatives and Hedging. Upon entering into the hybrid instruments, we record the embedded derivative instrument at its fair value and subsequently remeasure it at fair value at each reporting date with gains and losses recognized in Trading income (losses) in the consolidated statement of income. Option-based embedded derivatives shall not be adjusted to result in the embedded derivative being at the money at inception and in separating the embedded derivative the strike price shall be based on the stated terms documented in the hybrid instrument.

From January 1, 2007, we adopted ASC 815-15, Derivatives and Hedging - Embedded Derivatives. According to this rule, hybrid financial instruments that contain an embedded derivative that had to be bifurcated according to ASC 815 can be recorded entirely at their fair value if there is an irrevocable option for this accounting treatment on an instrument-by-instrument basis. We had not elected the option not to bifurcate for any instrument.

When we have entered into a legally enforceable netting agreement with counterparties to derivatives, we report derivative assets and derivative liabilities separately under assets and in liabilities in the consolidated balance sheet without off-setting the different instruments under netting master agreements that is allowed under ASC 210-20, Balance Sheet – Offsetting. We have not posted cash collateral at June 30, 2010 and December 31, 2009. Our obligation to return cash collateral, not off-set against the related derivatives, amounts to R$ 47 and R$ 46 as of June 30, 2010 and December 31, 2009, respectively.

g) Available-for-sale and held-to-maturity securities

Securities are classified as available-for-sale when, in management's judgment, they may be sold in response to or in anticipation of changes in market conditions. Available-for-sale securities are carried on the balance sheet at fair value. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of stockholders’ equity. Interest, including amortization of premiums and discounts, and dividend income on equity securities, are reported in the respective account in the consolidated statement of income. Average cost is used to determine realized gains and losses on sales of available-for-sale securities, which are recorded under Net gain (loss) on sale of available-for-sale securities in the consolidated statement of income.

Securities that Itaú Unibanco Holding has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost, adjusted for amortization of premiums or discounts. Interest, including amortization of premiums and discounts, is reported under Interest on held-to-maturity securities in the consolidated statement of income.

Unrealized gains or losses on available-for-sale securities on the date when debt securities are transferred into the held-to-maturity category continue to be reported as a separate component of stockholders’ equity. The unrecognized gain or loss is amortized over the remaining period to maturity as an adjustment of yield and consistent with the amortization of the related premium or discount.

When a decline in fair value of available-for-sale or held-to-maturity securities below its carrying amount is considered to be “other than temporary” we recognize an impairment loss in the consolidated statement of income for the difference between the carrying amount of the impaired security and its fair value as of the date of the impairment. Such fair value as of the date of the impairment becomes the new cost basis of the security.

In determining whether a decline in value is “other than temporary”, we use a combination of factors aimed at determining whether recovery of the value of a security is likely. These factors include, besides the duration and magnitude of the decline in value below its carrying amount, other factors, such as the likelihood, based on the historical behavior of the value of particular securities that a decline in value will be recovered, as well as, for debt securities the likelihood that we will be unable to collect either principal or interest.

In April 2009, the FASB amended ASC 320-10-35-34, Investments – Debt and Equity Securities: Recognition of an Other-Than-Temporary Impairment amending the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. Under the amended guidance, other-than-temporary impairment of a debt security shall be considered to have occurred if either: (i) an entity has decided to sell a debt security, or (ii) it is more likely than not than the entity will be required to sell the security before the recovery of its amortized cost basis. If it is not expected that the security will recover to the entire amortized cost basis of the security, the entity would be unable to assert that it will recover its amortized cost basis even if it does not intend to sell the security. Therefore, in those situations, an other-than-temporary impairment shall be considered to have occurred.

In assessing whether the entire amortized cost basis of the security will be recovered, an entity shall compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis of the security, the entire amortized cost basis of the security will not be recovered (that is, a credit loss exists), and an other-than-temporary impairment shall be considered to have occurred.

If an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment shall be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors.

The amount of the total other-than-temporary impairment related to the credit loss shall be recognized in earnings. The amount of the total other-than-temporary impairment related to other factors shall be recognized in other comprehensive income, net of applicable taxes. See Notes 7 and 24b to the Consolidated Financial Statements for disclosures related to the Itaú Unibanco Holding’s investment securities and Other-Than-Temporary Impairment.

h) Derivatives other than trading

Certain derivatives used to hedge exposures or to modify the characteristics of financial assets and liabilities which meet the following criteria are accounted for as hedges in accordance with ASC 815, Derivatives and Hedging.

To qualify as a hedge, the derivative must be:

•	designated and qualifying as a hedge of a specific financial asset or liability at the inception of the contract,
•
highly effective at achieving offsetting the exposure to changes in its fair value in relation to the fair value of the item being hedged, or with respect to changes in the expected cash flow, if a cash flow hedge, both at inception and over the life of the contract, and

•
formally and contemporaneously documented as part of a hedging relationship, including the risk management objective and strategy, identification of the hedging instrument and of the hedged item and the risk exposure, how effectiveness is to be assessed prospectively and retrospectively, and how ineffectiveness is to be measured.

The extent to which a hedging instrument has been and is expected to continue to be effective at achieving offsetting changes in fair value or cash flows must be assessed and documented at least quarterly. Any ineffectiveness must be reported in current-period earnings. If it is determined that a derivative is not highly effective at hedging the designated exposure, hedge accounting is discontinued.

According to ASC 815, there are three types of hedge strategies: (1) fair value hedge; (2) cash flow hedge; and (3) hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of “Accumulated other comprehensive income - AOCI” and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The portion of gains and losses on the derivatives representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. All hedging derivative amounts affecting earnings are recognized consistent with the classification of the hedged item, in net interest income.

If the hedge relationship is terminated as was the case for certain of our hedge relationships during the six months ended June 30, 2009 that no longer met the effectiveness requirement, the change in fair value of the derivative recorded in AOCI is recognized when the cash flows that were hedged occur, consistent with the original hedge strategy. If it is probable that the forecasted transaction will not occur according to the original strategy, any related derivative amounts recorded in AOCI will be immediately recognized in earnings.

i) Loans and leases

Loans and leases

Loans and leases are stated at amortized cost using the effective yield interest method, including interest receivable and contractual indexation. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income over the lives of the related loans. Interest income is recorded on the accrual basis and is added to the principal amount of the loans and leases each period. The accrual of interest is generally discontinued on all loans and leases that are not considered collectible as to principal or interest, unless the collection of both principal and interest is assured by collateral, guarantees or other securities and is in process of collection. Lease receivables are recorded at the aggregate of lease payments receivable plus the estimated residual value of the leased property, less unearned income.

Purchased impaired loans

Purchased impaired loans are initially recognized at the purchased price or in the case of business combinations at the present value of amounts to be received. Subsequently the valuation allowance should only reflect losses incurred after acquisition. The excess of cash flows expected at acquisition over the initial investment should be recognized as interest income over the life of the loan when the timing and amount of cash flow expected to be collected can be made. If upon subsequent evaluation it is concluded that it is probable that not all the cash flows expected at acquisition will be collected the loan shall be considered impaired. If upon subsequent evaluation it is probable that significant additional cash flows will be collected, any valuation allowance should be reversed and the amount of the accretable-yield should be reviewed and the reviewed accretable yield should be applied over the life of the loan.

Purchased non-impaired loans

Purchased non-impaired loans are initially recognized at the purchased price or in the case of business combinations at the present value of amounts to be received. Subsequently interest income and any difference between the purchase price and remaining principle is accrued through the maturity date using the effective interest method.

j) Non-accrual and impaired loans and leases

Loans and leases are considered impaired when, in our judgment, all amounts due, including accrued interest, are no longer considered collectible in accordance with ASC 310-10-35, Receivables – Subsequent Measurement, amended by ASC 310- 10-50, Receivables – Disclosure.

We consider impaired those loans and leases more than 90 days overdue, those that have already been renegotiated and in addition are over 60 days overdue and, for larger balances non-homogeneous loans, when they present certain deterioration indicators.

We measure loans and leases considered impaired based on estimates of cash flows expected to be collected discounted at the original effective rate of the loan.

We consider loans and leases more than 60 days overdue as non-accrual and we stop accruing interest on them. Loans and leases are charged off against the allowance when the loan is not collected or is considered permanently impaired. Charge-off normally occurs if no payment is received within 360 days except for loans with original maturities of more than 36 months that are charged off after 540 days overdue (see Note 9). Charge-offs may be recognized earlier than 360 days if it is concluded that the loan is not recoverable.

k) Allowance for loan and lease losses

The allowance for loan and lease losses is a valuation allowance that has been recorded for probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the appropriate allowance for loan and lease losses includes management's judgment and the use of estimates. The adequacy of the allowance is reviewed regularly by management.

Our entire allowance is available to cover credit losses inherent to our entire portfolio. In order to determine the amount of our allowance for loan and lease losses the portfolio is classified in two main categories for each of which a specific methodology is used to estimate the inherent losses. In the first category, "credits individually reviewed", we include large corporate non-homogenous loans representing significant credit exposures, which need to be individually reviewed for impairment. In the second category, "credits reviewed on a portfolio basis"  include small homogenous credit portfolios, which are comprised of commercial and consumer loans. To determine the amount of the allowance corresponding to the "credits individually reviewed", which are considered impaired, we use methodologies that consider both the quality of the customer and the nature of the transaction, including its collateral, in order to estimate the expected cash flows from these loans. For "credits individually reviewed" and not considered to be impaired, loans are classified on different rating categories using several qualitative and quantitative factors applied through internally developed models. Inherent losses for each rating are estimated considering our historical experience on this portfolio, which is a low-default portfolio, and we monitor our inherent losses estimate against market-wide loss experiences. To determine the amount of the allowance corresponding to "credits reviewed on a portfolio basis", loans that correspond to small homogenous loans are segregated into differentiated portfolios based on the underlying risks and characteristics of each group. The allowance for loan losses is determined for each of those groups through a process that considers historical delinquency and credit loss experience over the most recent years, captured by transition matrices and applied to the current group of the portfolio. Adjustments to historical loss rates are introduced when necessary to reflect changes in the economic environment and current conditions such as the weakened economic environment observed during the last quarter of 2008 that continued to affect the portfolio of loans outstanding that were granted before the deterioration of the economic environment in late 2008.

The allowance is increased by provisions and recoveries of loans and leases, previously charged off, and is reduced by charged-off loans and leases deemed uncollectible.

l) Investments in unconsolidated companies

Investments in unconsolidated companies, where we own between 20% and 50% of voting stock, are accounted for using the equity method of accounting. Under this method our share of the results of the companies, as measured under US GAAP, is recognized in the consolidated statement of income as Equity in earnings of unconsolidated companies, net, and dividends are credited when declared to the Investments in unconsolidated companies account in the consolidated balance sheet. The outstanding balance of the investment includes goodwill and intangible assets related to those investments, when applicable, which are included in the analysis of whether a decline in value of the investment is considered to be "other-than-temporary".
Investments in companies of less than 20% of voting capital with no readily determinable market value under ASC 320 are recorded at cost (unless we have the ability to exercise significant influence over the operations of the company in which case we use the equity method) and dividends are recognized in income when received (see Note 11).

Goodwill and intangible assets related to affiliates are presented in these financial statements as part of the investment in the affiliate and included in the analysis of whether a decline in value of the investment is considered to be other-than-temporary.

m) Foreclosed assets, including real estate

Assets are classified as foreclosed properties and included in Other assets upon actual foreclosure.

Assets received upon foreclosure of loans, including real estate, are initially recorded at the lower of:

•	fair value minus estimated costs to sell, or
•	the carrying value of the loan

The differences are recorded as a charge to the allowance for loan and lease losses.

Subsequent decreases in the fair value of the asset are recorded as a valuation allowance with a corresponding charge to Non-interest expense. Costs of maintaining such assets are expensed as incurred. In accordance with Brazilian banking regulations, we are required to dispose of such assets within one year of foreclosure.

n) Premises and equipment

Premises and equipment, including leasehold improvements, are carried at cost, which includes capitalized interest in accordance with ASC 835-20, Interest - Capitalization of Interest, plus price level restatements up to June 30, 1997 (see Note 2a), less depreciation which is computed on the straight-line method using rates based on the estimated useful lives of such assets. Leasehold improvements are amortized over the estimated economic life of the improvement.

Costs incurred in developing software or software obtained for internal use, except the costs related to the planning and production stage, have been capitalized in accordance with ASC 350-40, Intangibles – Goodwill and Other – Internal-Use Software and are amortized using the straight-line method over no more than five years.

We assess impairment in accordance with the requirements of ASC 360-10-35, Property, Plant, and Equipment – Subsequent Measurement when events and circumstances indicate that such impairment may exist. No impairment charge has been recorded through December 31, 2009.

Premises and equipment no longer in use are classified as held for sale and carried at the lower of fair value minus estimated costs to sell, or cost. The analysis is made on an individual asset basis. If the fair value of the asset minus the estimated costs to sell the asset is less than the cost of the asset, the deficiency is recognized as a valuation allowance and a charge to the consolidated statement of income.

o) Goodwill and other intangible assets

According to ASC 350, Intangibles – Goodwill and Other, goodwill is not amortized, but rather tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of its fair value.

Our reporting units are either one of our operating segments or one level below an operating segment. A "reporting unit" would be a component below an operating segment when discrete financial information is available for such component and management of the operating segment regularly reviews the result of the component. Our reporting units are one level below our operating segments except in the case of Itaú Unibanco – Itaú BBA which is a segment with no reporting units.

We determined June 30 of each year to be the date for performing such impairment test. On June 30, 2010 and 2009 goodwill was tested for impairment and it was determined that no impairment was needed. Therefore, no impairment charges were recorded.

Intangible assets with finite lives are generally amortized on a straight-line basis over the estimated period benefited. Intangible assets are amortized over their expected useful lives which do not to exceed twenty years. We review our intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable, in which case an impairment charge is recognized. Indefinite life intangible assets (consisting of certain brands) are tested annually for impairment by comparing the carrying amount with the estimated fair value of the intangible asset as of the date of the test. We determined June 30 of each year to be the date for performing such impairment test.

p) Income taxes

There are two components of the income tax provision: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the applicable period. We account for deferred income taxes by the asset and liability method, as specified in ASC 740, Income Taxes. Under such method, deferred tax assets or liabilities are recognized with a corresponding credit or charge to income for differences between the financial and tax basis of assets and liabilities at each year end. The tax benefit of net operating loss carry-forwards arising from tax losses are recognized as assets. A valuation allowance is recognized on deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Changes in tax law and rates are reflected in the statement of income in the period in which they are enacted. We treat interest and penalties on income taxes as a component of other non-interest expense.

q) Insurance, private retirement plans and capitalization plans

We recognize revenue from our insurance operations, including our life insurance activities that consist almost exclusively of one-year term life insurance, as short-duration contracts over the period of insurance coverage. Reserves for insurance claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the levels of reserves required. In the normal course of business, we reinsure a portion of the risk underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we understand as appropriate for each segment and product (after a study which considers size, experience, specificities and the necessary capital to support these limits). We reinsure our risks with local reinsurers according to the Resolution No. 168 of December 17, 2007, which assures to local reinsurers the preferential offer of each cession of reinsurance in a minimum amount of 60% of the assigned premiums, up to January 16, 2010, and of 40%, after that date. These reinsurance agreements permit recovery of a portion of losses from the reinsurer, although they do not discharge our primary liability as direct insurer of the risks reinsured. The following table presents the amounts of reinsurance receivables, earned premiums and recoveries:

	2010	2009
Reinsurance receivables at period end	1,295	1,291
Earned premiums ceded under reinsurance contracts during the six months ended June 30	395	292
Recoveries recognized under reinsurance contracts during the six months ended June 30	460	310

A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs.

The significant majority of our private retirement plans correspond to deferred annuities. Of the plans currently offered by us, known as PGBL and VGBL, the investment risk during the accumulation phase of the plans is for the account of the holders of the policies and we account for them as investment contracts in accordance with the requirements of ASC 944-20, Financial Services – Insurance – Insurance Activities. During the accumulation phase of our PGBL and VGLB plans we recognize as a liability the amounts received from the customers that accumulate in their accounts and we recognize as revenue amounts deducted from their contributions as service fees. Customers of PGBL and VGBL plans may redeem the balance accrued in their favor at any moment, after a minimum holding period, and we recognize a liability for investment contracts equal to the balance of the account of the customer. The balance of the investment contract accounts increases as a result of contributions made by customers and by interest credited to such accounts and reduces by withdrawals and service fees charged to the customers. Service fees charged to customers of PGBL and VGBL plans are recorded under “Insurance premiums, income on private retirement plans and of capitalization plans” and interest credited to balance accounts is presented under “Interest credited on investment contract accounts balance” in the consolidated statement of income.

At the end of a contractually stated term the amounts not redeemed by the customers are used to purchase an annuity, at terms contractually established at the date the customers entered into the plans. During the benefit’s pay-out phase, which is the period after the purchase of the annuity, we recognize a liability for future benefits policy.

We recognize an additional liability in accordance with ASC 944-20 during the accumulation phase if the present value of the expected benefit payments at the expected annuitization date exceeds the expected account balance at such annuitization date.

On the private retirement plans that are not considered investment contracts we recognize as revenue all amounts collected from customers and we recognize an expense for the recognition of a liability for future benefits policy.

Considering the reduced period since we have been offering retirement plans, the amount of liabilities for future benefits policy for annuities in the pay-out phase are minimal.

Under our capitalization plans, our customers deposit with us specified amounts, depending on the plan, which are redeemable by the customers at their full amount with monetary indexation only at the end of the contractually agreed term of the specific plan, which generally exceeds one year. Customers enter, during the term of the plan, into periodic lotteries that present opportunities to win cash prizes. At any moment before the end of the contractually agreed term in which the customers redeem their funds, we refund an amount which is only a percentage of the amount originally deposited. We recognize as revenue on a straight line basis over the contractual term the difference between the initial amount deposited with us and the amount to which we are liable as of such date. We recognize as a reduction in revenue the recording of an actuarially determined provision for future prizes.

r) Deferred policy acquisition costs

The costs that vary with and relate to the production of new insurance business are deferred to the extent that such costs are deemed recoverable from future profits. Such costs include commissions, costs of policy insurance and underwriting. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

Deferred policy acquisition costs related to insurance contracts are amortized over the expected lives of the contracts. Deferred policy acquisition costs are reduced, when applicable, by any premium deficiency.

s) Employee benefits

Pension plans and other post-retirement benefits

We are required to make employer contributions to the government pension funds, welfare benefits and redundancy plans, as appropriate, in Brazil and other countries where we operate, which are expensed as incurred. Such contributions totaled R$ 628 and R$ 624 for the six months ended June 30, 2010 and 2009, respectively.

We also sponsor defined benefit plans and defined contribution plans that are accounted for in accordance with ASC 715-30, Compensation – Retirement Benefits – Defined Benefit Plans - Pension. Accounting for defined benefits plans requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from that assumed. For defined contribution plans we recognize as an expense in the consolidated statement of income the contributions to the plan during the relevant period. Some of the business we acquired also sponsor healthcare post-employment benefit plans and we are committed by the purchase agreements to maintain such benefits for a specified period of time. We account for such health-care post-retirement benefits in accordance with ASC 715-60, Compensation – Retirement Benefits – Other Postretirement.

Pursuant to ASC 715-20, Compensation – Retirement Benefits – Defined Benefit Plans - General, we recognize deferred actuarial gains and losses and unrecognized prior service cost in the consolidated balance sheet, directly against stockholders’ equity (“Other Accumulated Comprehensive Income – Defined Benefit Pension Plans and Other Post-Retirement Plans”).

A curtailment is an event that significantly reduces the expected years of future service of present employees or eliminates for a significant number of employees the accrual of defined benefits for some or all of their future services. A settlement is a transaction that is an irrevocable action, relieves the employer (or the plan) of primary responsibility for a pension or postretirement benefit obligation, and eliminates significant risks related to the obligation and the assets used to effect the settlement.

A gain or loss from a plan curtailment is the sum of two elements: (a) the recognition in income of deferred prior service cost associated with years of service no longer expected to be rendered and (b) the change in the projected benefit obligation, net of any unrecognized gains or losses.

If the curtailment causes the projected benefit obligation to decline, the gain is netted against any unrecognized net loss, if any, and any excess gain is a curtailment gain. If the curtailment causes the projected benefit obligation to increase, the loss is netted against any unrecognized net gain of the plan, if any, and any excess loss is a curtailment loss.

When a settlement takes place a gain or loss is recognized for the amount of unrecognized gains and losses previously recognized in Accumulated Other Comprehensive Income plus or less the gain or loss on settlement. When only a part of the projected benefit obligation is settled, the employer should recognize a pro rata portion of the aggregate gain or loss with the pro rata factor computed as the percentage reduction in the projected benefit obligation due to the partial settlement.

Stock option plan

We account for our stock options plans according to ASC 718 – Compensation – Stock Compensation. This guidance requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments.

Since the exercise price of some of our stock options is adjusted based on changes in a general inflation index they should be accounted for as a liability award under ASC 718. Our stock options that have no exercise price are accounted for as equity awards under ASC 718.

t) Guarantees granted

We recognize a liability, presented under “Other Liabilities”, for the fair value of guarantees granted at the date on which we issue the guarantee. Fair value is generally represented by the price we charge the customer to issue the guarantee. Subsequent to issuance of the guarantee we recognize a reduction in the amount of the fair value originally recorded over the period from issuance until the guarantee expires. We recognize the reduction in “Fee and Commission Income” in the consolidated statement of income. If we conclude that it is probable that we will incur a loss in relation to the guarantee issued, we recognize a provision for the estimated amount of the probable loss which is also presented under “Other liabilities” in the consolidated balance sheet.

u) Contingent gains and losses

Contingent gains and losses are assessed, recognized and disclosed according to the provisions set forth in ASC 450, Contingencies.

Contingent gains and losses refer to potential rights or obligations arising from past events, the occurrence of which is dependent upon future events.

•
Contingent gains: they are not recognized in our financial statements, except when we understand realization is certain, usually represented by favorable claims awarded to us in a final and unappealable judgment and the actual recovery of the claim through either the receipt or their legal offset against another liability.

•
Contingent losses: basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax (other than tax on income) and social security lawsuits. These contingencies are measured based on our best estimates, considering the opinion of legal advisors when considered probable that financial resources shall be required to settle the contingency and the amount may be reasonably estimated. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; or remote, for which recognition or disclosure are not required. Contingent amounts are measured through the use of models and criteria which allow reasonably estimates, in spite of the inherent uncertainty in their term and amounts.

Escrow deposits are adjusted in accordance with the terms of current legislation.

Contingent losses guaranteed by indemnity clauses provided by third parties, such as in business combinations consummated before January 1, 2009 , are recognized when a claim is asserted with simultaneous recognition of the corresponding receivable, when its collectability is considered probable. For business combinations consummated after January 1, 2009, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectibility or contractual limitations on the indemnified amount.

v) Treasury stock

Common and preferred shares reacquired are recorded under “Treasury Stock” within stockholders’ equity at their acquisition price.

Shares held in treasury that are subsequently sold, such as those sold to grantees under our Stock Option Plan, are recorded as a reduction in treasury stock at the average price of the shares in treasury held at such date.

The difference between the sale price and the average price of the shares in treasury is recorded as a reduction or increase in additional paid-in capital. Shares held in treasury that are cancelled are recorded as a reduction in treasury stock against appropriated retained earnings, at the average price of the shares held in treasury at the cancellation date.

w) Interest on stockholders' equity

From January 1, 1996, Brazilian corporations are permitted to attribute a tax-deductible notional interest charge on stockholders' equity.

For US GAAP purposes, the notional interest charge is treated as a dividend and is, accordingly, shown as a direct reduction of stockholders' equity in the financial statements. The related tax benefit is recorded in the consolidated statement of income.

x) Earnings per share

Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding for each year presented. Weighted average shares are computed based on the periods for which the shares are outstanding.

Earnings per share are presented based on the two types of stock issued by Itaú Unibanco Holding. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.022 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on stockholders' equity) and undistributed earnings of Itaú Unibanco Holding after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as though all earnings will be distributed and computed following the “two class” method established by ASC 260, Earnings Per Share.

Itaú Unibanco Holding has issued stock options (Note 26) whose dilutive effects are reflected in diluted earnings per share by application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if options were exercised and as if the assumed proceeds (consisting of funds to be received upon exercise of the stock options and the amount of compensation cost attributed to future services and not yet recognized) were used to purchase our own stock.

y) Fee and commission income

We earn fee income from investment management, credit card, investment banking and certain commercial banking services. Such fees are typically recognized when the service is performed (investment and commercial banking) or over the life of the contract (investment management and credit cards).

z) Accounting guidance applicable for the six months period ended June 30, 2010

In February 2010, the FASB issued ASU 2010-10, “Consolidation (Topic 810): Amendments for Certain Investment Funds”. The guidance deferred the effective date of certain recent amendments and clarifed other aspects of the ASC 810 amendments.  As a result of the deferral, a reporting entity will not be required to apply the recent amendments to the Subtopic 810-10 consolidation requirements to its interest in an entity that meets the criteria to qualify for the deferral. This guidance also clarified how a related party´s interests in an entity should be considered when evaluating the criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the guidance also clarified that a quantitative calculation should not be the sole basis for evaluating whether a decision maker´s or service provider´s fee is a variable interest. The impact of adopting this guidance was not material.

In January 2010, the FASB issued ASU 2010-06, ”Fair Value Measurements and Disclosures”. The guidance requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010. The effects of adoption and the required disclosures are presented in Note 28.

In June 2009, the FASB issued an amendment to ASC 860, Transfers and Servicing, through the issuance of SFAS 166, “Accounting for Transfers of Financial Assets - an amendment of FASB Statement 140”. Subsequently, on December 2009, ASU 2009-16 “Accounting for Transfers of Financial Assets – an amendment of FASB Statement 140” was issued. This amendment to ASC 860 removes the concept of a qualifying special-purpose entity and removes the exception from applying ASC 810 to qualifying special-purpose entities. ASC 860 changes the requirements for derecognizing financial assets modifying the financial-components approach and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. This amendment to ASC 860 removes the special provisions for guaranteed mortgage securitizations and, as a result, requires those securitizations to be treated the same as any other transfer of financial assets within the scope of ASC 860. Additional disclosures are required to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This guidance was effective for Itaú Unibanco on January 1, 2010. The adoption of this guidance did not have any material impact on our financial condition or results of operations.

Also on June 2009, the FASB issued an amendment to ASC 810, Consolidation, through the issuance of SFAS 167 “Amendments to FASB Interpretation 46(R)”.  Subsequently, on December 2009, ASU 2009-17 “Amendments to FASB Interpretation 46(R)” was issued. This amendment to ASC 810 requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (i) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and (ii) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. ASC 810 also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, which was based on determining which enterprise absorbs the majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both. ASC 810 requires enhanced disclosures that provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. This guidance was effective for Itaú Unibanco on January 1, 2010. The adoption of this guidance did not have a material impact on the financial condition or results of operations, and the additional required disclosures are presented in Note 1b and on the face of our consolidated Balance Sheet.

aa) Recently issued accounting guidance applicable for future periods

In September 2010, the FASB issued ASU 2010-24, “Presentation of Insurance Claims and Related Insurance Recoveries” which amends ASC 954 to reflect the Emerging Issues Task Force (“EITF’) consensus that the insurance guidance for health care entities should require these entities to reflect their gross exposure to claims liabilities with a corresponding receivable for insurance recoveries. The amendments align the accounting requirements for health care entities with other industries. The guidance in the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010, with early adoption permitted. We are evaluating the potential impact of the guidance in this ASU.

In August 2010, the FASB issued ASU 2010-22, “Technical Corrections to SEC Paragraphs – An announcement made by the staff of the SEC”. The guidance in the ASU primarily amends various SEC paragraphs based on external comments received as well as the issuance of Staff Accounting Bulletin (“SAB”) 112, which amends or rescinds portions of certain SAB topics. The guidance will also amend the XBRL taxonomy. We are evaluating the potential impact of adopting the guidance in this ASU.

In August 2010, the FASB issued ASU 2010-21, “Accounting for Technical Amendments to Various SEC Rules and Schedules”. The will codify ASU previously-issued technical amendments to various rules, forms and schedules under the Securities Act of 1933 and the Securities Exchange Act of 1934. The amendments, issued by the SEC on April 2009, were a result of the implementation of revised guidance on business combinations and noncontrolling interests in consolidated financial statements under ASC 805 and ASC 810. The purpose of the amendments is to eliminate obsolete terminology and revise reporting and disclosure requirements to achieve consistency between the SEC´s compliance requirements and ASC 805 and ASC 810. We are evaluating the potential impact of adopting the guidance in this ASU.

In July 2010, the FASB issued ASU 2010-20, “Disclosures about Credit Quality of Financing Receivables and Allowance for Credit Losses”. The guidance in this ASU requires a greater level of disaggregated information about the allowance for credit losses and the credit quality of financing receivables. The period-end balance disclosure requirements for loans and the allowance for loans losses will be effective for reporting periods ending on or after December 15, 2010. Disclosures for activity during a reporting period that occurs in the loan and allowance for loan losses accounts will be effective for reporting periods beginning on or after December 15, 2010. We are evaluating the potential impact of adopting the guidance in this ASU.

In April 2010, the FASB issued ASU 2010-18, “Receivables (Topic 310), Effect of Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset”. As a result of the amendments in this guidance, modifications of loans that are accounted for within a pool under ASC 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The guidance in this ASU is effective in the first interim or annual period ending on or after July 15, 2010 and is to be prospectively applied. We are evaluating the potential impact of adopting the guidance in this ASU.

In April 2010, the FASB issued ASU 2010-15, “How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments”. It clarifies that an insurance enterprise should not consider any separate account interests in an investment held for the benefit of policy holders to be the insurer’s own interests. Accordingly, the insurer should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation. The guidance in this ASU amends to ASC 944-80 to clarify when a special accounting for investments in consolidation is appropriate. The guidance in this ASU is effective for interim periods and fiscal years beginning after December 15, 2010 and is to be retrospectively applied. We are evaluating the potential impact of adopting the guidance in this ASU.

In April 2010, the FASB issued ASU 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”. The ASU updates the guidance in ASC 718, Compensation—Stock Compensation, to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. We are evaluating the potential impact of adopting the guidance in this ASU.

In March 2010, the FASB issued ASU 2010-11, “Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives”. The guidance in this ASU clarifies and amends the accounting for credit derivatives embedded in beneficial interests in securitized financial assets. The new guidance is effective the first day of the first fiscal quarter beginning after June 15, 2010. We are evaluating the potential impact of adopting the guidance in this ASU.

NOTE 3 – BUSINESS DEVELOPMENT

3.1 During the period ended June 30, 2010

a) Acquisition of a controlling interest in Itaú XL Seguros Corporativos S.A. (“Itaú XL”)

Through December 31, 2009 we held 50% plus one voting share of Itaú XL but did not have control due to veto rights held by the other shareholder.

On May 12, 2010 we paid R$ 157 to purchase all outstanding shares of Itaú XL and we have consolidated Itaú XL from such date.

The acquisition resulted in the recognition of goodwill amounting to R$ 24 (Note 13).

b) Sale of Unibanco Saúde

On December 16, 2009, Itaú Unibanco Holding and Tempo Participações entered into an agreement to sell the 100% interest, held by Itaú Unibanco Holding, of Unibanco Saúde Seguradora S.A. (“Unibanco Saúde”). This transaction was conditional on approval by Agência Nacional de Saúde (ANS), which was obtained on April 29, 2010.

Itaú Unibanco Holding received cash of R$ 55. As a result of the sale a loss of R$ 11 was recognized in the income statement.

3.2 During the year ended December 31, 2009

a) Unibanco and Unibanco Holdings

On November 3, 2008, the controlling stockholders of Itaúsa and Unibanco entered into an agreement (the “Association Agreement”) to combine the financial operations of Itaú Unibanco and Unibanco Holding (“Unibanco”) through which Unibanco would become a wholly-owned subsidiary of Itaú Unibanco Holding, in order to establish the largest financial conglomerate in the Southern Hemisphere. Unibanco Holdings is a holding company whose only relevant activity is to hold an interest in Unibanco. Unibanco was until its acquisition a financial institution that provided, directly and indirectly through its subsidiaries, a wide range of credit and non-credit products and services to all segments of the Brazilian domestic market and to a lesser extent to Brazilian customers with operations outside Brazil through offices, branches and subsidiaries in Grand Cayman (Cayman Islands), New York (USA), Asunción (Paraguay), Luxembourg, and Geneva (Switzerland). Both Unibanco and Unibanco Holdings were publicly-traded companies in Brazil and in the United States, and were delisted on April 13, 2009 and April 27, 2009, respectively.

The transaction was completed through the issue, by Itaú Unibanco Holding, (former Banco Itaú Holding Financeira S.A.) of 557,475,607 common shares and 675,660,843 preferred shares to the former stockholders of Unibanco and Unibanco Holdings (after giving retroactive effect to the bonus shares in August 2009). The exchange ratio of preferred shares was calculated based on the average quoted market price of the Units (certificates representing one preferred share of Unibanco and one preferred share of Unibanco Holdings) and the average quoted market price of the preferred shares of Itaú Unibanco Holding in the last 45 sessions before November 3, 2008 at BM&F Bovespa. The exchange ratio of common shares of Unibanco and Unibanco Holdings for shares of Itaú Unibanco Holding was determined as part of the Association Agreement. The exchange ratio was the same for controlling and noncontrolling stockholders that held common shares. The exchange ratios are as follows:

Number of shares Unibanco and of Unibanco Holdings exchanged for 1 share of Itaú Unibanco

Common	1.1797 = 1
Preferred	3.4782 = 1
Unit	1.7391 = 1
Global Depositary Receipts	0.17391 = 1

The completion of this transaction was conditional on the approval of the transaction by BACEN, which was obtained on February 18, 2009. At the Extraordinary Stockholders’ Meetings of Unibanco, Unibanco Holdings and Itaú Unibanco Holding that took place during November 2008, the transaction was approved and the new members of the Board of Directors of Itaú Unibanco Holding were appointed. Those stockholders’ decisions were also conditional on approval of the transaction by BACEN. After the approval from BACEN, the new members of the Board of Directors took office. We consider February 18, 2009 to be the acquisition date for accounting purposes.

The purchase price consideration of this transaction comprised:

a)	R$ 24,612, which corresponds to the fair value of the shares issued, based on the market price of Itaú Holding´s common and preferred shares on February 18, 2009, and
b)
R$ 46, which corresponds to replacement awards issued with respect to stock-based compensation plans of Unibanco and Unibanco Holdings. Itaú Unibanco Holding was required under Brazilian law to issue replacement awards for Unibanco plans and as a result a portion of the value of the replacement awards, attributed to the period prior to the business combination, has been allocated as consideration for the business acquired. Replacement awards issued are R$ 33 under the “Simple Option” plan and R$ 13 under the “Bonus Options” plan of Unibanco (Note 26). Replacement awards have been measured at fair value on the date of acquisition.

There are no contingent consideration agreements. The table below summarizes the estimated fair value of assets acquired and liabilities assumed on the date of acquisition. No measurement period adjustments have been recognized subsequent to the acquisition date.

Cash and cash equivalents	17,262
Interest-bearing deposits in other banks	770
Securities purchased under resale agreements	26,922
Central Bank compulsory deposits	2,093
Trading assets, at fair value	21,265
Available-for-sale securities, at fair value	18,547
Held-to-maturity securities, at amortized cost	836
Net loans and leases	69,644
Investments in unconsolidated companies - Redecard	3,891
Investments in unconsolidated companies - Other	1,166
Premises and equipments, net	1,155
Intangible assets	13,517
Deferred tax asset, net	1,560
Deferred tax asset for excess tax-deductible goodwill	7,155
Other assets	15,557
Total assets purchased	201,340
Non-interest and interest-bearing deposits	56,762
Securities sold under repurchase agreements	33,545
Short and long-term borrowings	38,813
Other liabilities	45,228
Total liabilities assumed	174,348
Net asset at fair value	26,992
Fair value of non-controlling interest	(1,503)
Stockholders’ equity attributable to Itaú Unibanco	25,489
Purchase price	24,659
Bargain purchase gain	830

Tax deductible goodwill according to the Brazilian tax legislation amounted to R$ 17,889. The purchase price allocation resulted in an initially recognized goodwill of R$ 6,323. Since tax deductible goodwill exceeded the amount of initial goodwill a deferred tax asset for such surplus of tax deductible goodwill was recognized, which resulted in a bargain purchase gain of R$ 830 recorded in “Other non-interest income”.

The intangible assets purchased consist of trademarks, customer relationships, including core deposit intangibles and contractual and non-contractual relationships with customers arising from the different products offered by Unibanco, business contracts including distribution channels and certain software intangibles. We have originally determined on acquisition that trademarks had an indefinite life, but during 2010, we started the project to convert “Unibanco” branches into “Itaú” branches and we decided to gradually discontinue the use of certain brands and we have concluded that such brands are no longer indefinite lived intangible assets and as such these brands are being amortized on a straight-line basis over two years (as described in Note 13). We expect to amortize the intangible assets related to customer relationships on a straight-line basis over periods between 2 and 15 years, business contracts over periods between 3 and 9 years, and software in approximately 5 years. These intangible assets were allocated to our Reporting Units as follows: R$ 5,857 to Commercial Bank – Individuals, R$ 1,051 to Commercial Bank – Insurance, R$ 585 to Commercial Bank – Wealth Management & Services, R$ 825 to Itaú BBA, R$ 500 to Consumer Credit – Vehicles, and R$ 4,699 to Consumer Credit – Cards and Financing.

The fair value of the amount presented as Fair Value of Non-controlling Interests in subsidiaries corresponding to common shares of Unibanco Participações Societarias S.A. (“UPS”) was estimated by applying a market approach. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. The fair value estimates are based on the estimated fair value of the equity interests held by UPS.

Liabilities arising from contingencies of R$ 569 and R$ 64 were recognized on the date of acquisition for civil claims and tax lawsuits, respectively. Both contingencies were classified as possible or remote and were reasonably estimated as future losses by management.

In connection with the business combination with Unibanco, we acquired certain loans that were deemed to be credit-impaired. See Note 9 for further details on this transaction.

b) Redecard S.A.

On February 20, 2009, we signed an agreement with Banco Citibank S.A. (“Citibank”), the controlling stockholder of Redecard S.A. (“Redecard”) in which: (i) Citibank was authorized to sell the Redecard shares through a public offering, and (ii) as stated by the stockholders’ agreement, Citibank granted to Itaú Unibanco Holding the preemptive right to acquire 24,082,760 shares of Redecard. The preemptive right was exercised on March 23, 2009 and we acquired those shares on March 30, 2009. Considering the prior interest we had in Redecard, that represented (after the business combination with Unibanco) 46.4% after the acquisition, we became the controlling stockholder of Redecard, with over 50.01% interest of the voting stock of Redecard.

Under ASC 805, Itaú Unibanco is required to remeasure previously held equity interests to fair value at the date it acquired control (in this case, March 30, 2009), and record the gain or loss directly to the statement of income. The gain recognized as a result of remeasuring to fair value our original 46.4% interest in Redecard was recorded in “other non-interest income”, as summarized below:

Original Redecard common shares – in thousands of shares	312,403
Quoted market price at date of acquisition – in R$	28.50
Fair value of our initial investment in Redecard	8,903
Less carrying amount	4,373
Pre-tax gain	4,530

The following table summarizes the consideration for the purchase of Redecard and the allocation of the assets acquired and liabilities assumed that were recognized at the acquisition date, the fair value at the acquisition date of the non-controlling interest and the determination of goodwill. No measurement period adjustments have been recognized subsequent to the acquisition date:

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	175
Premises and equipments, net	306
Intangible assets	5,572
Receivables from banks issuers of credit cards	12,103
Other assets	249
Total assets purchased	18,405
Deferred tax liability	1,978
Payable to merchants	10,933
Other liabilities	787
Total liabilities assumed	13,698
Total shareholders’ equity – 100%	4,707
Fair value of non-controlling interest	(9,590)
Goodwill	14,376
Purchase price	9,493
Amount paid in cash	590
Fair value of our original investment in Redecard	8,903

Intangible assets acquired consist of the trademark and customer relationships. We expect to amortize the customer relationship intangible assets on a straight-line basis over a period between 5 and 40 years depending on the type of customer and we consider the trademark to currently have an indefinite life. These intangible assets were allocated to the Consumer Credit segment.

The goodwill of R$ 14,376 was assigned to the Consumer Credit segment – Redecard reporting unit. No measurement period adjustments have been recognized subsequent to the acquisition date.

Tax deductible goodwill according to the Brazilian tax legislation amounted to R$ 557. As provided for in this legislation, goodwill amortization is deductible only for purposes of social contribution on net income, being deductible for income tax purposes only upon the sale or transfer of the investment.

The fair value of the non-controlling interest in Redecard was determined by applying the market approach, based on the quoted price on March 30, 2009 and, as a result, the measurement is a Level 1 measurement under ASC 820.

NOTE 4 - CASH AND CASH EQUIVALENTS

For purposes of our consolidated statement of cash flows, Cash and Cash Equivalents comprises the following:

	06.30.2010	12.31.2009
Cash and due from banks	5,018	5,355
Interest-bearing deposits in other banks	49,725	60,101
TOTAL	54,743	65,456

NOTE 5 - CENTRAL BANK COMPULSORY DEPOSITS

The central banks of the countries where Itaú Unibanco Holding operates require financial institutions, including Itaú Unibanco Holding, to deposit certain funds with the Central Bank or, in the case of Brazil, to purchase and hold Brazilian federal government securities. The following table presents a summary of the compulsory deposits maintained by type and amounts:

	06.30.2010	12.31.2009
Non-interest bearing deposits	5,303	4,042
Interest-bearing	53,783	9,827
TOTAL	59,086	13,869

NOTE 6 – TRADING ASSETS

Trading assets, stated at fair value, are presented in the following table:

	06.30.2010	12.31.2009
Investment funds (*)	41,935	39,347
Brazilian federal government securities	29,155	23,985
Brazilian government external debt securities	366	222
Government debt securities – other countries	670	1,058
Argentina	223	179
United States	372	748
Mexico	1	10
Chile	-	77
Uruguay	70	30
Other	4	14
Corporate debt securities	3,509	2,226
Marketable equity securities	1,626	1,142
Derivative financial instruments	7,497	5,549
Options	1,201	1,818
Forwards	2,755	378
Swaps – differential receivable	2,608	2,900
Credit derivatives	388	15
Futures	57	-
Other derivatives	488	438
TOTAL	84,758	73,529
(*) Includes investment funds with respect to investment contracts (Note 2q).

Net unrealized (losses) gains included in trading assets as of June 30, 2010 and December 31, 2009 amounted to R$ (3) and R$ 559, respectively.

The net change in unrealized gain or loss on trading assets held in the six months ended June 30, 2010 and  2009, included in trading income gains, was R$ (R$ 562) and R$ (6,676), respectively.

NOTE 7 - AVAILABLE-FOR-SALE SECURITIES

The fair values and corresponding amortized cost of available-for-sale securities as of June 30, 2010 and December 31, 2009 were:

	06.30.2010				12.31.2009
	Amortized	Unrealized			Amortized	Unrealized
	cost	Gains	Losses	Fair value	cost	Gains	Losses	Fair value
Investment funds	775	16	(2)	789	1,247	13	(1)	1,259
Brazilian federal government securities	10,386	114	(10)	10,490	14,324	140	(21)	14,443
Brazilian government external debt securities	2,601	441	(67)	2,975	2,060	197	(277)	1,980
Government debt securities – other countries	5,547	52	(26)	5,573	7,261	25	(43)	7,243
Portugal	-	-	-	-	26	-	-	26
United States	18	1	(1)	18	17	-	-	17
Austria	-	-	-	-	212	1	-	213
Denmark	789	4	(5)	788	1,995	6	(30)	1,971
Spain	447	4	(10)	441	1,090	3	-	1,093
Korea	2,058	40	(7)	2,091	1,750	12	(5)	1,757
Chile	1,184	1	(3)	1,182	1,278	3	(7)	1,274
Paraguay	368	-	-	368	417	-	-	417
Uruguay	683	2	-	685	476	-	(1)	475
Corporate debt securities	17,721	754	(173)	18,302	14,852	251	(137)	14,966
Marketable equity securities	1,232	440	(362)	1,310	893	869	(390)	1,372
TOTAL	38,262	1,817	(640)	39,439	40,637	1,495	(869)	41,263

The amounts reclassified from Other Accumulated Comprehensive Income correspond to the following amounts :

	Six months ended
	06.30.2010	06.30.2009
Gross realized gains upon sale of the securities	29	294
Gross realized losses upon sale of the securities	(34)	(121)
Other than temporary impairment losses (Note 24b)	(118)	-
Total	(123)	173

The amortized cost and fair value of available-for-sale securities, by maturity, were as follows:

	06.30.2010
	Amortized cost	Fair value
Due within one year	17,074	17,150
From 1 to 5 years	7,773	7,940
From 5 to 10 years	3,610	3,900
After 10 years	5,140	5,579
No stated maturity	4,665	4,870
TOTAL	38,262	39,439

During the six month period ended June 30, 2010, we recognized a loss of R$ 118 for impairment of available-for-sale securities (consisting only of equity securities) under “Other non-interest expenses" in the consolidated statement of income. No impairment loss on available for sale securities was recorded during the six month period ended June 30, 2009.

We have no available-for-sale securities that have been in a continuous unrealized loss position for over 12 month at June 30, 2010 and December 31, 2009.

NOTE 8 - HELD-TO-MATURITY SECURITIES

The amortized cost and corresponding fair value of held-to-maturity securities were as follows:

	06.30.2010				12.31.2009
	Amortized	Unrealized		Fair	Amortized	Unrealized		Fair
	cost	Gains	Losses	Value	Cost	Gains	Losses	value
Brazilian federal government securities	1,857	490	-	2,347	1,273	299	-	1,572
Brazilian government external debt securities	245	38	-	283	238	42	-	280
Government debt securities – other countries	17	-	-	17	17	-	-	17
Corporate debt securities	244	14	-	258	234	21	-	255
TOTAL	2,363	542	-	2,905	1,762	362	-	2,124

The amortized cost and fair value of held-to-maturity securities, by maturity, were as follows:

	06.30.2010
	Amortized cost	Fair value
Due within one year	182	182
From 1 to 5 years	550	614
From 5 to 10 years	57	139
After 10 years	1,574	1,970
TOTAL	2,363	2,905

We have no held-to-maturity securities that have been in a continuous unrealized loss position for over 12 months as of June 30, 2010 and December 31, 2009.

NOTE 9 - LOANS AND LEASES

	06.30.2010	12.31.2009
Commercial	123,899	113,223
Industrial and other	114,468	104,505
Import financing	2,335	1,895
Export financing	7,096	6,823
Real estate loans, primarily residential housing loans	13,030	10,939
Leases	43,701	47,230
Public sector	1,433	1,611
Individuals	77,666	67,601
Overdraft	4,703	4,119
Financing	41,460	32,701
Credit card	31,503	30,781
Agricultural	5,004	5,132
TOTAL	264,733	245,736

At June 30, 2010 and December 31, 2009, our recorded investment in impaired loans was R$ 13,049 and R$ 14,165, and our non-accrual loans and leases amounted to R$ 14,511 and R$ 15,499, respectively.

The average recorded investment in impaired loans during the six months ended June 30, 2010 and 2009 was approximately R$ 13,607 and R$ 10,525, respectively. As of June 30, 2010 and December 31, 2009, the recorded investment in impaired loans requiring an allowance for loan and lease losses based on individual analysis, per ASC 310-10-50 guidelines, was R$ 1,332 and R$ 1,845, and the related allowance for loan and lease losses was R$ 514 and R$ 737, respectively. During the six months ended June 30, 2010 and 2009, interest income recognized on impaired loans totaled R$ 287 and R$ 358, respectively, and the loans without allowance totaled R$ 362 and R$ 426 as of June 30, 2010 and December 31, 2009.

We do not recognize interest income during the period the loans are considered non-accrual.  The interest income forgone on our non-accrual loans during the six months ended June 30, 2010 and 2009 was R$ 1,767 and R$ 658, respectively.

Purchased credit-impaired loans

In connection with the business combination with Unibanco we acquired certain loans that were deemed to be credit-impaired.

Purchased loans corresponding to homogeneous credit portfolios were determined to be credit-impaired based on specific risk characteristics of the loan, including product type, internal scoring, and past due status. We have aggregated those loans into pools with common risk characteristics. A pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows.

The table below sets forth information about these purchased credit-impaired loans at the acquisition date on February 18, 2009:

February 18, 2009
Contractually required payments receivable (including interest)	4,116
Less: Non-accretable difference	(2,882)
Cash flow expected to be collected representing undiscounted principal and interest at acquisition	1,234
Less: Accretable yield	(144)
Fair value of loans acquired	1,090

We determine the fair value of purchased credit-impaired loans at the acquisition date, by discouting the cash flows expected to be collected at  market observable discount rates. In determining the cash flows expected to be collected, we used assumptions regarding default rates and loss severities. The accretable yield represents the excess of cash flows expected to be collected over the carrying value of the purchased credit-impaired loans. This amount is accreted into interest income over the expected lives of the pools of loans. The table below sets forth the accretable yield activity for these loans:

Balance as of January 1, 2009	-
Acquisition of Unibanco	144
Accretion into interest income	(32)
Balance as of June 30, 2009	112
Accretion into interest income	(48)
Balance as of December 31, 2009	64
Accretion into interest income	(48)
Balance as of June 30, 2010	16

After the original acquisition we update the amount of loan principal and interest cash flows expected to be collected, incorporating assumptions regarding default rates, loss severities and other factors that are reflective of current market conditions. Probable decreases in expected loan principal cash flows trigger the recognition of impairment, which is measured at the present value of the expected principal loss plus any related foregone interest cash flows discounted at the pool interest rate. Impairments that occur after the acquisition date are recognized through the provision and allowance for loan losses. Probable and  significant increases in expected principal cash flows would first reverse any previously recorded allowance for loan losses; any remaining increases are recognized prospectively as interest income. Other changes in the timing of expected cash flows are recognized prospectively as adjustments to interest income. Since the timing and amounts of expected cash flows for these purchased credit-impaired loans are reasonably estimable, interest is being accreted and loans are being reported as performing loans.

Charge-offs are not recorded on purchased credit-impaired loans until actual losses exceed the estimated losses that were recorded as purchase accounting adjustments at the acquisition date. To date, no charge-offs have been recorded for these loans.

NOTE 10 – ALLOWANCE FOR LOAN AND LEASE LOSSES

The table below summarizes the changes in the allowance for loan and lease losses :

	Six months ended
	06.30.2010	06.30.2009
Balance at the beginning of the period	19,968	12,202
Provision for loan and lease losses	7,257	8,922
Credits charged off	(8,995)	(3,322)
Recoveries	1,806	725
Balance at the end of the period	20,036	18,527

NOTE 11 - INVESTMENTS IN UNCONSOLIDATED COMPANIES

a) Composition
	Ownership % as		06.30.2010 (a)
	of			Net		Equity in		Equity in earnings
	06.30.2010		Stockholders’	income		earnings	Investment	(losses
	Total	Voting	equity	(loss)	Investment	(losses)	12.31.2009 (a)	06.30.2009 (a)
Investments accounted for under the equity method
Banco BPI S.A. (b)	19.04	19.04	4,305	147	822	28	1,018	15
Porto Seguro Itaú Unibanco Participações S.A. (c)	42.93	42.93	2,385	186	1,932	17	1,909	-
Itaú XL Seguros Corporativos S.A. (d)	-	-	-	-	-	9	123	11
Redecard S.A. (e)	-	-	-	-	-	-	-	147
Other (f)	-	-	-	-	415	37	466	8
Subtotal					3,169	91	3,516	181
Other investments recorded at cost	-	-	-	-	747	-	805	-
Total					3,916	91	4,321	181
(a) Amounts derived from the financial statements prepared in accordance with accounting practices adopted in Brazil in each case adjusted to US GAAP, when applicable. There are no significant restrictions to remit funds to the Bank.
(b) Banco BPI S.A. is an equity investee of IPI – Itausa Investimentos Ltda (“IPI”). The shares of IPI are owned 51.00% by Itaúsa Export S.A. and 49.00% by other subsidiaries of Itaú Unibanco Holding.
(c) On August 23, 2009, Itaú Unibanco Holding obtained an equity interest in Porto Seguro S.A.. The amount of the investment includes the amount of R$ 873 at June 30, 2010 and R$ 936 at December 31, 2009, which corresponds to the difference between the interest in net assets of Porto Seguro Itaú Unibanco Participações S.A. and the cost of investment.
(d) See Note 3.1.a. The amount presented as equity in earnings corresponds to equity in earnings from January 1, 2010 to April 30, 2010.
(e) See Note 3.2.b. The amount presented as equity in earnings corresponds to equity in earnings from January 1, 2009 to March 30, 2009.
(f) Other includes interests in total capital and voting stock of the following companies: Bracor Investimentos Imobiliários S.A. (17.72% of total capital and voting stock), Estrutura Brasileira de Projetos S.A. (11,11% of total capital and voting stock), Latosol Empreendimentos e Participação Ltda (32,11% of total capital and voting stock), Maxifácil Participações S.A. (50% of total capital and voting stock), Olímpia Promoção e Serviços S.A. (50% of total capital and voting stock), Rosefiled Finance Ltd (50% of total capital and voting stock), Serasa S.A. (24.39% of total capital and voting stock) and Tecnologia Bancária S.A. (14.86% of total capital and 24.81% voting stock).

b) Other information

Dividends, including interest on stockholders' equity, received from the investments accounted for under the equity method were R$ 32 and R$ 87 in the periods ended June 30, 2010 and 2009,  respectively.

NOTE 12 – PREMISES AND EQUIPMENT

	06.30.2010	12.31.2009	Annual depreciation rates (%)
Gross
Land	1,042	959
Buildings used in operations	2,859	2,647
Installations, furniture, equipment and security and communication systems	2,123	1,915
Data processing equipment	3,996	3,918
Cost of software developed or obtained for internal use	1,428	1,298
Transportation systems	10	16
Assets held for sale	19	23
Other	219	349
TOTAL	11,696	11,125
Accumulated depreciation
Buildings used in operations	(1,804)	(1,718)	4
Installations, furniture, equipment and security and communication systems	(1,055)	(925)	10 to 25
Data processing equipment	(3,188)	(3,073)	20 to 50
Cost of software developed or obtained for internal use	(370)	(630)	20 to 33
Transportation systems	(6)	(11)	20
Other	(501)	(196)	20
TOTAL	(6,924)	(6,553)
NET BOOK VALUE	4,772	4,572

Depreciation expense was R$ 726 and R$ 611 in the six months ended June 30, 2010 and 2009, respectively, including expenses of R$ 93 and R$ 66 for depreciation of cost of software developed or obtained for internal use.

Capitalized interest and accumulated depreciation of capitalized interest amount to R$ 23 and R$ 19, respectively, for the six months ended June 30, 2010 (R$ 23 and R$ 18 for the six months ended June 30, 2009).

Accumulated depreciation of leases amount to R$ 90 and R$ 84 as of June 30, 2010 and December 31, 2009, respectively. The only asset class recorded under leases is buildings used in operations.

NOTE 13 – GOODWILL AND INTANGIBLE ASSETS

In accordance with ASC 350, goodwill amortization was recorded for the six month periods ended June 30, 2010 and 2009. The following table presents the movement of aggregate goodwill for the six month period ended:

	06.30.2010	06.30.2009

Commercial bank segment
Opening balance – gross amount	177	224
Accumulated impairment losses	-	-
Opening balance - net amount	177	224
Addition as a result of acquisition of Itaú XL	24	-
Effect of exchange rate on goodwill on entities outside Brazil	2	(33)
Tax benefit in the realization of deductible goodwill	-	-
Balance at the balance sheet date	203	191
Accumulated impairment losses	-	-
Balance at the balance sheet date, net	203	191

Itaú BBA segment
Opening balance – gross amount	36	36
Accumulated impairment losses	-	-
Opening balance - net amount	36	36
Addition as a result of acquisition	-	-
Tax benefit in the realization of deductible goodwill	-	-
Balance at the balance sheet date	36	36
Accumulated impairment losses	-	-
Balance at the balance sheet date, net	36	36

Consumer credit segment
Opening balance – gross amount	14,498	163
Accumulated impairment losses	-	-
Opening balance – net amount	14,498	163
Addition as a result of acquisition of Redecard S.A.	-	14,376
Tax benefit in the realization of deductible goodwill	(21)	(20)
Balance at the balance sheet date	14,477	14,519
Accumulated impairment losses	-	-
Balance at the balance sheet date, net	14,477	14,519

Total goodwill
Opening balance – gross amount	14,711	423
Accumulated impairment losses	-	-
Opening balance – net amount	14,711	423
Addition as result of acquisition of Redecard S.A. and Itaú XL	24	14,376
Effect of exchange rate on goodwill on entities outside Brazil	2	(33)
Tax benefit in the realization of deductible goodwill	(21)	(20)
Balance at the balance sheet date	14,716	14,747
Accumulated impairment losses	-	-
Balance at the balance sheet date, net	14,716	14,747

The changes in intangible assets for the periods ended below are as follows:

	06.30.2010					06.30.2009
	Exclusive access to customers of retailers and real estate brokers	Customer relationships (including Core Deposits)	Brands	Other	Total	Exclusive access to customers of retailers and real estate brokers	Customer relationships (including Core Deposits)	Brand	Other	Total
Opening balance	5,174	15,807	1,394	194	22,569	1,433	5,101	-	142	6,676
Additions as a result of the transactions for the period:	84	50	-	-	134	3,914	14,060	1,394	114	19,482
Unibanco (Note 3.1.a)	-	-	-	-	-	3,600	8,050	1,039	113	12,802
Redecard (Note 3.1.b)	-	-	-	-	-	-	5,215	355	1	5,571
Other	84	50	-	-	134	314	795	-	-	1,109
Amortization over the period	(327)	(1,708)	(227)	(25)	(2,287)	(219)	(1,346)	-	(22)	(1,587)
Effect of exchange rate on intangible assets of entities outside Brazil	-	(9)	-	-	(9)	-	(33)	-	-	(33)
Rescissions	-	(74)	-		(74)	-	-	-		-
Impairment losses	-	(3)	-	-	(3)	-	-	-	-	-
Tax benefit in the realization of deductible goodwill arising from acquisitions	(4)	(122)	-	(8)	(134)	(4)	(113)	-	(8)	(125)
Closing balance	4,927	13,941	1,167	161	20,196	5,124	17,669	1,394	226	24,413
Gross balance	6,132	23,685	1,394	369	31,580	5,692	23,552	1,394	369	31,007
Accumulated amortization	(1,205)	(9,744)	(227)	(208)	(11,384)	(568)	(5,883)	-	(143)	(6,594)
Balance at the balance sheet date, net	4,927	13,941	1,167	161	20,196	5,124	17,669	1,394	226	24,413
Weighted average useful life (in years)	11.8	3.3	1.5	4.8	5.0	12.7	4.1	N/A	5.9	5.7

The expected amortization expenses of intangible assets that have defined lives over the next five years are as follows:

Estimated amortization expense
2010	1,953
2011	3,990
2012	2,965
2013	2,650
2014	1,698

During 2010 we have started to convert "Unibanco" branches into "Itaú" branches and we decided to gradually discontinue the use of the brands "Fininvest" and "Unicard". As a result we have concluded that the brands "Unibanco", "Fininvest" and "Unicard" are no longer indefinite lived intangible assets. We are amortizing these brands from January 1, 2010 over their useful lives to Itaú Unibanco which we determined to be two years. We have used a residual value of zero since the conditions established by ASC 350 for use of a residual value different than zero are not met.

The carrying value amount of Brands as of June 30, 2010 consists of both indefinite lived brands and definite lived brands as follows:

	Indefinite life	Definite life
Gross amount	485	909
Accumulated amortization	-	(227)
Net amount	485	682

NOTE 14 - OTHER ASSETS

	06.30.2010	12.31.2009
Deferred tax assets (Note 21)	8,275	7,092
Escrow deposits for contingent liabilities classified as probable (Note 30b)	3,637	3,219
Escrow deposits for taxes payable and challenged in court (Note 30b)	3,710	4,127
Receivables from reimbursement of contingent liabilities (Note 30b)	1,037	1,114
Escrow deposits for contingent liabilities classified as possible (Note 30b)	3,093	3,234
Prepaid taxes	3,690	5,404
Prepaid pension plan assets (Note 25)	1,381	2,743
Service fees and commissions receivable	3,817	3,000
Redecard- Receivables from issuers of credit cards	8,985	9,521
Prepaid expenses	1,383	2,003
Other escrow deposits	573	423
Receivable from the government administered fund – Fundo para Compensação de Variações Salariais (FCVS)	553	533
Foreclosed assets, net	177	218
Receivables related to acquisitions (Note 34)	200	192
Escrow account related to strategic partnerships with CBD and LASA	72	109
Deferred policy acquisition costs	343	299
Securities trading and clearing accounts	1,824	746
Other	1,656	1,593
TOTAL	44,406	45,570

NOTE 15 – DEPOSITS

	06.30.2010	12.31.2009
Non-interest bearing deposits	26,395	25,884
Demand deposits	25,277	24,887
Other deposits	1,118	997
Interest-bearing deposits	163,215	165,024
Savings deposits	51,852	48,222
Time deposits	109,098	114,810
Deposits from other banks	2,265	1,992
TOTAL	189,610	190,908

Time deposits with a balance in excess of the equivalent to US$ 100,000.00 amount to R$ 76,595 as of June 30, 2010 and R$ 86,815 as of December 31, 2009.

NOTE 16 - SHORT-TERM BORROWINGS

	06.30.2010	12.31.2009
Trade financing borrowings	6,474	6,093
Local onlendings	21	215
Euronotes	332	414
Fixed rate notes	162	408
Mortgage notes	8,347	7,854
Securities issued and sold to customers under repurchase agreements	82,591	65,520
Other short-term borrowings	1,029	221
TOTAL	98,956	80,725

Trade finance borrowings represent credit lines available to finance imports and exports by Brazilian companies, usually denominated in foreign currency. The following table presents the interest rates in each type of borrowings (p.a.):

	06.30.2010	12.31.2009
Trade financing borrowings	0.20% to 15.00%	1.00% to 13.28%
Local onlendings	1.50% to 13.00%	1.50% to 11.50%
Euronotes	0.24% to 1.56%	0.23% to 10.91%
Fixed rate notes	0.75% to 10.50%	0.95% to 8.93%
Mortgage notes	2.02% to 10.12%	1.28% to 8.55%

Under "Securities issued and sold to customers under repurchase agreements" we present our liabilities for transactions in which we sell for cash to customers debt securities issued by our consolidated subsidiaries previously held in treasury and where we commit to repurchase them at any moment after sold to the customer and through a final repurchase date on which they are mandatorily repurchased by us. The repurchase price is computed as the price paid on the date of sale plus interest at rates varying between 62% and 112% of the CDI (Interbank Certificate of Deposits) rate. The final repurchase dates extend through June 2027.

NOTE 17 - LONG-TERM DEBT

	06.30.2010	12.31.2009
Local onlendings	24,457	21,867
Euronotes	1,253	1,534
Fixed rate notes	517	148
Mortgage notes	1,608	971
Trade financing borrowings	5,689	5,907
Debentures	2,631	2,764
Subordinated debt	28,903	22,725
Other long-term debt (*)	3,912	3,060
TOTAL	68,970	58,976
(*) Including lease obligations in the amounts of R$ 21 and R$ 27 as of June 30, 2010 and December 31, 2009, respectively.

a)   Local onlendings

Local onlendings represent amounts borrowed from Brazilian agencies for lending to Brazilian entities principally to finance purchases of premises and equipment. Such amounts are due in monthly installments through 2032 and bear fixed interest rates up to 15% per annum, plus variable interest based on the Taxa de Juros de Longo Prazo (federal government long-term interest rate determined on a quarterly basis, or "TJLP"), on the U.S. dollar exchange variation, or on the BNDES basket of currencies. These borrowings are primarily from Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Economic and Social Development Bank) and Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais - FINAME (National Industrial Finance Authority) in the form of credit lines that are directed by such government agencies through private banks to specific targeted sectors for economic development. Under this arrangement, Itaú Unibanco Holding borrows funds from BNDES or FINAME and passes the funds at a spread determined by the Government to the targeted sector of the economy. Onlending is at the risk of Itaú Unibanco Holding, and it is generally secured.

b)   Euronotes

	Original term			Carrying amount (net of repurchases)
Maturity date	in years	Currency	Coupon - %	06.30.2010	12.31.2009
02.09.2010	2	US$	11.41	-	3
02.10.2010	1	US$	3.12	-	2
02.22.2010	1	US$	4.50	-	2
06.21.2010	2	US$	6.25	-	3
06.21.2010	2	US$	6.20	-	6
06.22.2010	5	€	3.50	-	327
07.02.2010	3	US$	10.12	1	-
07.20.2010	2	US$	1.55	2	2
08.20.2010	5	US$	3.64	4	4
10.20.2010	5	US$	3.36	4	3
10.20.2010	5	US$	3.57	4	4
10.20.2010	5	US$	8.00	2	2
10.20.2010	5	US$	3.31	7	9
10.20.2010	5	US$	3.31	18	15
01.20.2011	3	US$	1.59	18	18
02.22.2011	5	US$	2.39	5	4
02.22.2011	5	US$	2.54	8	8
02.22.2011	5	US$	2.64	27	26
03.04.2011	3	US$	3.45	4	5
04.01.2011	1	US$	4.00	9	-
04.20.2011	5	US$	2.26	4	3
05.17.2011	2	US$	2.49	1	1
05.19.2011	2	R$	9.73	2	2
05.27.2011	1	US$	1.70	2	2
07.27.2011	5	€	1.00	472	538
12.20.2011	2	US$	2.10	2	-
12.27.2011	5	US$	0.43	15	14
02.17.2012	7	€	1.44	18	20
05.21.2012	5	US$	6.00	9	9
05.30.2012	5	R$	9.21	387	404
07.02.2012	2	US$	4.50	7	-
07.02.2012	2	US$	3.25	1	-
07.06.2012	3	US$	3.15	2	2
07.09.2012	3	US$	3.30	13	12
02.20.2013	5	US$	2.39	45	44
04.22.2013	5	€	3.11	2	2
05.20.2013	4	US$	5.75	8	8
06.20.2013	3	US$	2.70	4	-
06.20.2013	3	US$	3.00	10	-
07.01.2013	3	US$	5.00	72	-
07.01.2013	3	US$	4.50	30	-
05.02.2014	5	US$	5.00	13	13
06.20.2014	5	US$	4.10	10	10
03.20.2015	5	US$	4.00	2	-
03.20.2015	5	US$	4.12	2	-
05.29.2018	9	US$	8.00	7	7
TOTAL				1,253	1,534

c)   Fixed Rate Notes

	Original term			Carrying amount (net of repurchases)
Maturity date	in years	Currency	Coupon - %	06.30.2010	12.31.2009
03.21.2012	8	US$	3.10	76	73
03.21.2012	8	US$	3.50	7	7
04.30.2012	8	US$	3.20	22	22
04.30.2012	5	US$	3.40	13	12
05.16.2012	8	US$	3.70	9	9
07.10.2012	8	US$	3.80	26	25
02.15.2013	5	US$	1.19	18	-
02.19.2013	5	US$	1.19	9	-
02.21.2013	3	€	2.86	22	-
02.21.2013	3	€	4.20	220	-
02.22.2013	5	US$	1.18	18	-
02.18.2014	4	US$	3.50	1	-
05.06.2015	5	US$	3.70	1	-
05.07.2015	5	US$	3.70	1	-
04.15.2018	10	US$	2.02	74	-
TOTAL				517	148

d) Mortgage Notes

Mortgage notes were issued with maturities exceeding one year, falling due monthly up to December 1, 2035, and paying interest of up to 10.82% p.a.. These instruments are fully backed by housing loans.

e) Trade financing borrowings

Maturity	Currency	06.30.2010	12.31.2009
2010	€	6	24
2010	CHF (1)	-	5
2010	US$	523	1,975
2010	¥	-	50
2010	R$	-	3
2011	€	124	146
2011	CHF (1)	-	2
2011	US$	2,099	2,077
2012	CHF (1)	-	2
2012	CLP (2)	-	1
2012	US$	1,016	616
2012	€	516	586
2013	CHF (1)	-	2
2013	€	5	68
2013	US$	516	257
2014	CHF (1)	-	2
2014	CLP (2)	1	1
2014	US$	322	54
After 2014	CHF (1)	18	9
After 2014	CLP (2)	2	2
After 2014	US$	486	24
After 2014	€	55	1
TOTAL		5,689	5,907
(1) CHF - Swiss Franc; (2) CLP - Chilean Peso.

Foreign currency borrowings are mainly directed to fund our trade financing and credit extended to customers and are generally matched by specific funding from the foreign bank. The following table shows the interest rates on foreign currency denominated balances (p.a.):

	06.30.2010	12.31.2009
US$	0.48% to 13.63%	0.45% to 11.75%
	¥-	0.75% to 3.15%
	€0.90% to 2.94%	1.12% to 7.38%
R$	-	1.12% to 7.00%
CLP	2.20% to 6.30%	2.20% to 6.30%
CHF	0.74%	0.80% to 5.75%

f )  Debentures

	Original term in		Coupon - %		Carrying amount (excluding debentures in treasury)
Maturity date	years	Currency	06.30.2010	12.31.2009	06.30.2010	12.31.2009
10.01.2010	3	R$	CDI + 0.29	CDI + 0.29	1,037	1,035
10.01.2012	5	R$	CDI + 0.35	CDI + 0.35	1,034	1,033
Other		R$	-	-	560	696
TOTAL					2,631	2,764

g)  Subordinated debt

		Coupon - %		Carrying amount
Maturity date	Currency	06.30.2010	12.31.2009	06.30.2010	12.31.2009
Notes
08.15.2011	US$	10.00	10.00	314	303
08.15.2011	¥	4.25	4.25	620	572
04.15.2020	US$	6.20	-	1,808	-
07.29.2049	US$	8.70	8.70	899	867
Bonds
04.01.2033	CLP	3.50	3.50	67	67
10.01.2033	CLP	4.50	4.50	65	69
Bank Deposit Certificate
04.02.2012	R$	CDI + 3.50	CDI + 3.50	7,081	6,781
05.15.2012	R$	CDI + 4.00	CDI + 4.00	279	267
05.17.2012	R$	CDI + 3.80	CDI + 3.80	845	809
05.21.2012	R$	CDI + 3.90	CDI + 3.90	836	800
07.11.2012	R$	CDI + 0.38	CDI + 0.38	577	553
08.03.2012	R$	CDI + 0.38	CDI + 0.38	272	260
10.04.2012	R$	CDI + 7.35	CDI + 7.35	185	171
10.08.2012	R$	CDI + 3.80	CDI + 3.80	228	119
10.08.2012	R$	IGPM + 7.31	IGPM + 7.31	124	211
10.11.2012	R$	CDI + 0.45	CDI + 0.45	600	574
11.01.2012	R$	CDI + 0.35	CDI + 0.35	396	379
12.17.2012	R$	CDI + 2.50	CDI + 2.50	584	559
12.27.2012	R$	CDI + 2.50	CDI + 2.50	59	56
01.24.2013	R$	CDI + 0.60	CDI + 0.60	324	310
01.30.2013	R$	CDI + 0.60	CDI + 0.60	324	309
02.01.2013	R$	CDI + 0.50	CDI + 0.50	2,357	2,255
02.01.2013	R$	CDI + 0.60	CDI + 0.60	194	186
02.07.2013	R$	CDI + 0.50	CDI + 0.50	306	293
02.08.2013	R$	CDI + 0.50	CDI + 0.50	15	14
02.08.2013	R$	CDI + 0.60	CDI + 0.60	15	14
02.13.2013	R$	CDI + 0.60	CDI + 0.60	129	123
02.18.2013	R$	CDI + 0.60	CDI + 0.60	10	10
02.21.2013	R$	CDI + 0.60	CDI + 0.60	13	12
02.22.2013	R$	CDI + 0.60	CDI + 0.60	35	34
02.25.2013	R$	CDI + 0.50	CDI + 0.50	79	76
03.04.2013	R$	CDI + 0.60	CDI + 0.60	6	6
03.11.2013	R$	CDI + 0.60	CDI + 0.60	7	6
04.05.2013	R$	CDI + 6.00	CDI + 6.00	13	12
04.15.2013	R$	CDI + 6.00	CDI + 6.00	11	11
04.29.2013	R$	CDI + 7.00	CDI + 7.00	3	3
05.06.2013	R$	CDI + 7.00	CDI + 7.00	8	8
05.09.2013	R$	CDI + 6.00	CDI + 6.00	13	12
06.24.2013	R$	CDI + 7.00	CDI + 7.00	13	12
11.27.2013	R$	CDI + 2.00	CDI + 2.00	95	91
05.22.2014	R$	CDI + 0.35	CDI + 0.35	2,554	2,516
08.04.2014	R$	CDI + 0.46	CDI + 0.46	68	65
10.08.2014	R$	IGPM + 7.35	IGPM + 7.35	47	44
10.14.2014	R$	CDI + 12.00	CDI + 12.00	1,186	1,131
12.04.2014	R$	CDI + 0.60	CDI + 0.60	13	13
09.21.2015	R$	CDI + 19.80	CDI + 19.80	492	468
01.13.2016	R$	CDI + 14.00	-	523	-
02.04.2016	R$	CDI + 11.00	-	35	-
02.05.2016	R$	CDI + 13.00	-	2,246	-
02.10.2016	R$	CDI + 10.00	-	86	-
03.08.2016	R$	IPCA + 7.33	-	127	-
12.27.2016	R$	CDI + 0.47	CDI + 0.47	732	701
03.08.2017	R$	IPCA + 7.45	-	381	-
Reedemable Preferred Shares
03.31.2015	US$	6.39	5.13	604	573
TOTAL				28,903	22,725

During the last few years we issued debt which is subordinated in right of payment to all indebtedness of the issuing entity. Such debt is considered Tier II regulatory capital for purposes of computing the minimum capital requirements established by the Central Bank (see Note 31).

Under the terms of the debt, in order to qualify as Tier II regulatory capital, payment of principal and interest will be deferred if we are not in compliance with the operational limits established by the Central Bank or if such payment would determine that we are no longer in compliance with such limits. Payment will be deferred until we are in compliance with such limits.

h)  Long-term debt maturity

The following table presents long-term debt by its remaining maturity period:

	06.30.2010	12.31.2009
Due within one year	8,419	7,827
From 1 to 2 years	18,510	8,463
From 2 to 3 years	14,597	18,495
From 3 to 4 years	5,494	7,114
From 4 to 5 years	3,774	7,957
After 5 years	18,176	9,120
TOTAL	68,970	58,976

NOTE 18 - OTHER LIABILITIES

	06.30.2010	12.31.2009
Payable to merchants for credit card transactions	25,367	26,181
Taxes payable and challenged in court (Note 30b)	4,557	6,337
Contingent liabilities (Note 30b)	8,119	7,651
Derivative liabilities (Note 28)
Options	2,412	2,720
Forwards	2,208	547
Swaps - Differential Payable	2,340	2,344
Credit derivatives	171	106
Futures	-	25
Other	562	539
Interest on stockholders' equity payable	123	2,517
Collection of third-party taxes, social contributions and other	7,770	3,563
Payable for securities purchased (trade date)	3,648	1,720
Labor liabilities	2,759	2,776
Taxes (other than income)	4,421	3,701
Taxes on income	1,311	1,467
Payable related to acquisitions (Note 34)	590	548
Stock-based compensation (Note 26)	425	618
Accrued pension plan benefits (Note 25)	172	196
Foreign currency portfolio, net	478	164
Deferred credits related to strategic partnership with CBD and LASA	72	109
Fair value of guarantees granted (Note 29e)	69	68
Other	4,868	4,824
Total	72,442	68,721

NOTE 19 - STOCKHOLDERS' EQUITY

a) Capital and Stockholders' rights

I) Capital

	Number of shares issued
	06.30.2010	12.31.2009
Common shares	2,289,286,475	2,289,286,475
Preferred shares	2,281,649,744	2,281,649,744
TOTAL	4,570,936,219	4,570,936,219
(*) After giving retroactive effect to the issuance of bonus of shares in August 2009

At the Extraordinary Stockholders' Meeting held on November 28, 2008, stockholders approved the merger of all shares of Itaú Unibanco, after the latter had acquired the shares of Itaúsa Export, E. Johnston, Unibanco Holdings and Unibanco, for the purpose of turning it into a wholly-owned subsidiary of Itaú Unibanco Holding again. As a result, capital was increased by R$ 12,000 by way of the issuance of 1,256,186,878 (*) book entry shares with no par value: 580,526,035 (*) common shares and 675,660,843 (*) preferred shares. BACEN approved the transaction on February 28, 2009.

At the Annual and Extraordinary Stockholders' Meeting held on April 24, 2009, stockholders approved a stock bonus of 10%. Bonus shares were traded after the approval of the related process by BACEN in August 2009. As a result, capital was increased by 415,539,656 shares.

Preferred shares carry no voting rights, but are entitled to a priority minimum non-cumulative annual dividend. Both types of shares participate equally in the distribution of dividends after the common shares have received payments equal to the minimum dividend for preferred shares (R$ 0.022 per share at June 30, 2010 and December 31, 2009). All stockholders are entitled to receive, in total, a minimum mandatory dividend of at least 25% of Itaú Unibanco's annual net income as stated in the statutory accounting records adjusted for transfers to and from reserves as required by Brazilian corporate law.

II) Treasury stock

Pursuant to decisions of the Board of Directors, Itaú Unibanco Holding repurchases its own shares to hold in treasury, issue to grantees under the stock option plan (Note 26), cancel, or resell at a later date. Minimum cost, weighted average cost, maximum cost, and quoted market cost (per share) as of June 30, 2010 and December 31, 2009, are presented below:

	06.30.2010		12.31.2009
	Common shares	Preferred shares	Common shares	Preferred shares
Acquisition in the period
Minimum cost	-	-	9.65	37.52
Weighted average cost	-	-	9.65	37.52
Maximum cost	-	-	9.65	37.52
Balance of treasury stock
Average cost	9.65	23.66	9.65	23.66
Quoted market value of shares in BOVESPA (São Paulo Stock Exchange) at	25.80	32.50	30.00	38.69

As described in Note 25 treasury shares include those shares of Itaú Unibanco Holding contributed to the Itaubanco Defined Contribution Plan and that have not been credited to the individual accounts of the participants. Those shares held as assets of Itaubanco Defined Contribution Plan are accounted for as treasury shares following the accounting practice described in Note 2v. The shares held as of April 1, 2010 were measured upon recognition at fair value as of such date which was R$ 30.50.

III) Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the selling price of treasury stock and the average cost of such stock, (ii) compensation expense recognized under the stock option plan for equity-classified awards (Notes 2s and 26), (iii) the difference between the fair value of the stock issued in relation to acquisitions and the amount of increase in capital stock related to such issuance as per the financial statements for statutory and regulatory purposes and (iv) the difference between the consideration paid or received and the change in the carrying amount upon changes in interest in consolidated subsidiaries.

b) Appropriated retained earnings

Appropriated retained earnings include the following reserves recorded in accordance with Brazilian Corporate Law, or By-Laws or by stockholders’ decision:

I) Revenue reserve

Legal reserve	2,985

Statutory reserves:
Dividend equalization	6,082
Increase in working capital	4,882
Increasing interest in investees	7,239

Unrealized profit reserve	358
Total reserves in parent company	21,546
Elimination of reserves in consolidation	(11,310)
Total consolidated reserves	10,236

II) Legal reserve

Under Brazilian Corporate Law, Itaú Unibanco Holding is required to appropriate 5% of its net income per its statutory financial statements, after absorbing accumulated deficit, to a legal reserve, which is restricted as to distribution. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

III) Statutory reserves

The three statutory reserves are the following:

•
Dividend Equalization Reserve - The reserve has the purpose of paying dividends, including interest on stockholders' equity, with the objective of maintaining a payment flow to stockholders. The reserve is composed of:

(a) up to 50% of net income for the fiscal year;
(b) up to 100% of revaluation reserves in the statutory books that have been realized; and
(c) up to 100% of the amount of prior years’ adjustments recorded directly in stockholders' equity in the statutory books, and is reduced by the amounts of anticipated dividends.

The reserve is limited to 40% of capital stock in the statutory books.

•
Reserve for Increase in Working Capital - This reserve has the purpose of accruing funds for Itaú Unibanco Holding’s operations. It is composed of up to 20% of net income for the fiscal year and is limited to 30% of capital stock in the statutory books.

•
Reserve for Increasing Interest in Investees - The purpose of the reserve is to accrue funds to exercise the right of first refusal in capital increases in companies we have an interest in. It is composed of up to 50% of net income for the fiscal year and is limited to 30% of capital stock in the statutory books.

IV)   Unrealized profits reserve

This reserve represents income recorded for accounting purposes in Itaú Unibanco Holding’s statutory individual financial statements, as equity in the earnings of unconsolidated investments, which has not yet been received in cash.

This reserve will be realized upon sale of such investments or through receipt of dividends. When realized, amounts are transferred to unappropriated retained earnings and included in the calculation basis of the minimum mandatory dividend, in accordance with Brazilian Corporate Law and CVM rules.

c)   Unappropriated retained earnings

The balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in Itaú Unibanco Holding’s statutory records is transferred to the reserves described above.

NOTE 20 - EARNINGS PER SHARE

Basic and diluted earnings per share were computed as follows for the periods indicated. All information in this note has been retroactively restated to give effect to the issuance of bonus shares in August 2009.

	Six months ended
	06.30.2010	06.30.2009
Earnings per share - Basic

Net income attributable to common and preferred stockholders

Net income	5,406	8,085
Minimum non-cumulative dividend on preferred shares in accordance with our by-laws	(49)	(46)
Subtotal	5,357	8,039
Retained earnings to be distributed to common stockholders in an amount per share equal to the minimum dividend payable to preferred stockholders	(50)	(45)
Subtotal	5,307	7,994

Retained earnings to be distributed to common and preferred stockholders on a pro-rata basis:
To common stockholders	2,680	4,038
To preferred stockholders	2,627	3,956

Total net income available to common stockholders	2,730	4,083
Total net income available to preferred stockholders	2,676	4,002

Weighted average outstanding shares
Common shares	2,288,284,273	2,095,775,995
Preferred shares	2,242,406,040	2,052,994,792

Earnings per share – R$
Common shares	1.19	1.95
Preferred shares	1.19	1.95

	06.30.2010	06.30.2009
Earnings per share – Diluted

Net income attributable to common and preferred stockholders

Net income available to common stockholders	2,676	4,002
Dividend on incremental preferred shares	4	5
Net income available to preferred stockholders considering incremental preferred shares	2,680	4,007

Net income available to common stockholders	2,730	4,083
Dividend on incremental preferred shares	(4)	(5)
Net income available to common stockholders considering incremental preferred shares	2,726	4,078

Adjusted weighted average shares
Common shares	2,288,284,273	2,095,775,995
Preferred shares	2,249,946,124	2,059,413,923
Preferred shares	2,242,406,040	2,052,994,792
Incremental shares from stock options granted under our Stock Option Plan (Note 26)	7,540,084	6,419,131

Diluted earnings per share – in R$
Common shares	1.19	1.95
Preferred shares	1.19	1.95

Potentially anti-dilutive shares, which have been excluded from the diluted earnings per share, totaled 11,679,742 preferred shares as of June 30, 2010 and 16,670,056 preferred shares as of June 30, 2009.

NOTE 21 – TAXES ON INCOME

Itaú Unibanco and each of its subsidiaries file separate corporate income tax returns for each fiscal year. Income taxes in Brazil comprise federal income tax and social contribution on net income, which is an additional federal tax. The tax rates applicable to financial institutions in each year were as follows :

	2010	2009
Federal income tax	25	25
Social contribution on net income (*)	15	15
Composite rate	40	40
(*) The Provision Measure No. 413, of January 3, 2008, and the subsequent Law No. 11,727, of June 23, 2008, increased the rate for social contribution on net income from 9% to 15% for financial and financial-equivalent companies effective as from May 1, 2008.

The amounts recorded as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows :

	Six months ended
	06.30.2010	06.30.2009
Income before taxes	7,614	13,495
Equity in earnings of unconsolidated companies, net	91	181
Calculation basis	7,705	13,676
Tax expense at statutory rates	(3,082)	(5,470)
Nontaxable (deductible) exchange gains (losses) on foreign subsidiaries	150	(834)
Nondeductible expenses	(42)	(63)
Nontaxable dividends on companies recorded at cost	58	58
Net tax benefit on interest on stockholders’ equity	751	743
Nondeductible stock-based compensation	(1)	(131)
Interest on foreign government debt securities	81	200
Income tax on remittances abroad	48	46
Other differences	284	203
Income tax expense	(1,753)	(5,248)

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	06.30.2010	12.31.2009
Deferred tax assets	27,430	26,162
Provisions not currently deductible:
Allowance for loan and lease losses	11,313	10,086
Legal liabilities - Taxes and Social Security	1,227	1,875
Other provisions	2,345	2,249
Tax loss carryforwards	4,116	3,284
Deferred tax asset for excess tax-deductible goodwill	5,690	6,269
Other temporary differences	2,739	2,399
Deferred tax liabilities	19,155	19,070
Temporary differences related to leases	8,239	7,568
Prepaid pension plan assets	1,132	1,097
Gain on Redecard transaction	1,812	1,812
Other temporary differences that include intangibles obtained in business combinations	7,972	8,593
Deferred tax liabilities/assets, included in Other liabilities/assets	8,275	7,092

NOTE 22 - FEE AND COMMISSION INCOME

	Six months ended
	06.30.2010	06.30.2009
Fees charged on checking account services	2,663	1,955
Credit card fees	2,713	1,825
Asset management fees	1,160	982
Collection fees	475	430
Brokerage commissions	286	146
Fees for guarantees provided	280	224
Other	399	352
TOTAL	7,976	5,914

NOTE 23 – ADMINISTRATIVE EXPENSES

	Six months ended
	06.30.2010	06.30.2009
External administrative expenses	1,281	1,256
Communication expenses	730	629
Technology expenses	569	442
Banking and brokerage fees	291	308
Maintenance and security expenses	653	436
Rent expenses	407	379
Advertising expenses	284	132
Transportation costs	278	170
Other marketing expenses	256	111
Office and technology supplies	192	130
Utilities	144	133
Credit card outsourcing processing fees	218	154
Traveling expenses	70	54
Other	312	269
TOTAL	5,686	4,603

NOTE 24 - OTHER NON-INTEREST INCOME AND EXPENSES

a) Other non-interest income

	Six months ended
	06.30.2010	06.30.2009
Indexation charges of other assets	308	606
Gain on early payments to merchants - credit cards	558	188
Gains and losses on sale of foreclosed assets, premises and equipment and investments in unconsolidated companies	106	401
Gains on sale of unconsolidated companies (*)	73	387
Other	33	14
Recovery of expenses	69	191
Monetary variation arising from taxes	126	131
Deposits related to commissions	56	72
Remeasurement of equity interest held in Redecard S.A (Note 3.2.b)	-	4,530
Bargain purchase gain on acquisition Unibanco and Unibanco Holdings (Note 3.2.a)	-	830
Other	392	727
TOTAL	1,615	7,676
(*) Gain on sale of investments during 2009 in Visa in the amount of R$ 343.

b)   Other non-interest expenses

	Six months ended
	06.30.2010	06.30.2009
Contingent liabilities (Note 30b)	1,206	1,266
Taxes on services, revenue and other taxes	2,023	2,220
Credit card related expenses	665	567
Losses from third-party frauds	287	247
Reimbursement in connection with acquisitions	30	19
Contributions to the Fundo Garantidor de Crédito (Brazilian deposit guarantee fund)	131	130
Loss on sale of foreclosed assets, premises and equipment in unconsolidated companies	47	39
Other than temporary impairment on available-for-sale securities	118	-
Other	366	311
TOTAL	4,873	4,799

Some of our assets and liabilities recorded in Other Assets and Other Liabilities are subject to monetary adjustment based on specific inflation indexes. We recognize in Other Non-interest Income or Other Non-interest Expense, as appropriate, the effect of the monetary adjustment necessary to present such assets and liabilities as of each balance sheet date at their monetary adjusted amount.

NOTE 25 – PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

a) Description of the Plans

Itaú Unibanco Holding and certain of its subsidiaries sponsor several defined-benefit and variable-contribution plans, which provide additional pension payments for life to those provided by the government social security plans, based on salaries of the participants when active and years of service.

The plans cover substantially all full-time employees hired up to July 31, 2002 of Itaú Unibanco Holding in Brazil and a small number of employees of its subsidiaries and affiliates abroad, as well as qualified employees of certain subsidiaries we acquired. As regards to new employees hired after August 1, 2002, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A. Contributions to this defined contribution plan were R$ 12 and R$ 3 for the six months ended June 30, 2010 and 2009, respectively. We also have defined contribution plans for employees of subsidiaries acquired and we contributed less than R$ 1 for the six months ended June 30, 2010 and 2009.

The assets of the plans are invested in separate funds restricted to the only purpose of providing benefits to eligible employees, and held independently from Itaú Unibanco Holding. Such funds are held by independent legal entities as detailed below. All of these are defined benefit plans, unless otherwise indicated:

Benefit plan	Independent holder of the plan assets
Plano de Aposentadoria Complementar - PAC	Fundação Itaubanco
Plano de Benefício Franprev – PBF	Fundação Itaubanco
Plano de Benefício 002 – PB 002	Fundação Itaubanco
Plano Básico Itaulam - PBI	Fundação Itaubanco
Plano Suplementar Itaulam - PSI (*)	Fundação Itaubanco
Plano Itaubanco CD (**)	Fundação Itaubanco
Plano de Aposentadoria Complementar Móvel Vitalícia – ACMV	Fundação Bemgeprev
Plano de Benefícios Funbep I	Funbep Fundo de Pensão Multipatrocinado
Plano de Benefícios Funbep II (*)	Funbep Fundo de Pensão Multipatrocinado
Plano de Benefícios Prebeg	Caixa de Previdência dos Funcionários do BEG
Plano de Aposentadoria ItauBank (**)	ItauBank Sociedade de Previdência
Plano Itaú BD Itaú	Itaú Fundo Multipatrocinado
Plano Itaú CD Itaú (*)	Itaú Fundo Multipatrocinado
Plano de Aposentadoria Redecard Básico	Citiprev – Entidade Fechada de Previdência Complementar
Plano de Aposentadoria Redecard Suplementar (*)	Citiprev – Entidade Fechada de Previdência Complementar
Plano de Previdência Unibanco (**)	UBB PREV – Previdência Complementar
Plano Básico	UBB PREV – Previdência Complementar
Plano IJMS	UBB PREV – Previdência Complementar
Plano de Benefícios II	Banorte Fundação Manoel Baptista da Silva de Seguridade Social (“Banorte”)
(*) Variable contribution benefit plans.
(**) Defined contribution benefit plans.

Contributions are made by Itaú Unibanco Holding and its subsidiaries and by the participants, based on actuarial studies prepared by independent actuaries, except in the case of "PAC", “ACMV” and “PBI” plans, which are funded exclusively by Itaú Unibanco Holding and certain of its subsidiaries. As of June 30, 2010, contributions by Itaú Unibanco Holding and its subsidiaries to the different plans range from 0.12% to 14.54% of the payroll related to the participants, and participant employees contribute amounts of up to 9.89% of their salaries.

Management of allocation among segments has the general objective of searching for long-term equilibrium between the assets and obligations of the Plan by exceeding actuarial targets. The manager may be authorized to make tactical allocations with the purpose of overcoming the benchmarks set.

In relation to the funds guaranteeing mathematical provisions, the management shall guarantee to beneficiaries the adjustment of their funds using actuarial targets, such as the cash-flow matching or immunization procedure.

Regarding the remaining funds not related to the obligations above, the funds shall be allocated in order to maximize the risk-return ratio through the average optimization versus variance models.

Currently, allocation decisions are made on a bi-monthly basis by a Committee composed of the Investments Officers of the different entities and specialists from the main sponsors in a three-stage process:

In the first stage, the macro-economic scenarios and the expected evolution of some basic economic variables, such as spot interest, foreign exchange and inflation rates and Brazil risk rating are projected. Alternative (optimistic and pessimistic) scenarios are also determined in addition to the basic scenario.

In the second stage, based on the basic scenario, individual amounts are projected for different risk factors (fixed interest rates, interest rates based on IGP-M, US dollar-based interest rates, BOVESPA index, discounts or premiums on Financial Treasury Bills, etc). These amounts are then used to estimate the expected prices of assets for a certain investment period. The expected return for each asset is calculated based on these prices. Currently, the investment period is a quarter, but there are estimates for longer periods (1 and 2 years). These periods are reviewed according to the volatility expected for the macro-economic scenario.

In the third and last phase, the average optimization versus variance model is processed (to deal with the uncertainty of expectations), obtaining the efficient limits for the Plan. Based on these limits and the current composition of the portfolio, the new allocations to the Plan assets are then determined. In this process, investment restrictions specific of each portfolio are considered. In addition, movement decisions are made so as to minimize the direct (brokerage, fees, etc.) and indirect (market impact on prices) transaction costs.

b) Curtailment and partial settlement of the Plano de Aposentadoria Complementar - PAC and set up of Itaubanco CD Defined Contribution Plan

In the six-month period ended June 30, 2010 the active participants of the Plano de Aposentadoria Complementar (“PAC”), were offered the opportunity to voluntary transfer to the newly-set up Itaubanco CD Defined Contribution Plan, a defined contribution plan. Those participants who have opted not to transfer to Itaubanco CD Defined Contribution Plan, will remain in the PAC, without any interruption and will have their rights guaranteed.

The participants contributing to PAC who have opted for the voluntary transfer to the Itaubanco CD Defined Contribution Plan had all their obligations settled by PAC by means of an initial contribution of assets previously held by PAC to the corresponding individual accounts in the Itaubanco CD Defined Contribution Plan. PAC is no longer responsible for any retirement benefit obligations within the scope of PAC in relation to those participants. The voluntary transfer to the Itaubanco CD Defined Contribution Plan resulted in a curtailment and partial settlement of obligations of PAC.
Based on a report prepared by an independent actuary, the table below shows the change in the plan assets and the projected benefit obligation, including the effects on assets and obligations of the curtailment and partial settlement.

Pension plans	Three month ended march 31, 2010
(I) Projected benefit obligation
At the beginning of the period	6,649
Effects of curtailment recognized in income	(1,071)
Recalculation of benefit obligations to settlement amount	1,144
Partial settlement - Amounts credited to individual accounts of Itaubanco CD Defined Contribution Plan	(3,668)
Service cost	51
Interest cost	168
Benefits paid	(42)
Actuarial loss (gain)	18
At the end of the period	3,249

(II) Plan assets at market value
At the beginning of the period	9,020
Partial settlement and transfer of assets to Itaubanco CD Defined Contribution Plan	(5,144)
Return on plan assets	343
Benefits paid	(42)
At the end of the period	4,177

(III) Funded status (II - I)	928

Upon the partial settlement PAC, assets were transferred from PAC to the Itaubanco CD Defined Contribution Plan in excess of the amount initially credited to the individual accounts of transferred participants. The excess of assets was R$ 1,476, at the transfer date on April 1, 2010, and R$ 1,449, as of June 30, 2010, and those excess assets are not attributed to the Itaubanco CD Defined Contribution Plan participants. These assets are available for the required contributions under the Itaubanco CD Defined Contribution Plan and while those assets are not contributed to participants, Itaú Unibanco Holding will bear risks and rewards. Contributions to participant accounts of with excess assets is recognized as expense when the contribution are due. The excess assets are accounted for as part of Itaú Unibanco Holding investment portfolio and, therefore, are recorded in assets, either as trading assets or real estate, as the case may be.  Itaú Unibanco Holding shares included in the excess assets are recognized as treasury shares in the consolidated financial statements.

c) Summary of changes in the Funded Status in the period

The change in the amount recognized in the balance sheet of Itaú Unibanco Holding, for all pension plans, in compliance with the provisions of ASC 715-20, is as follows:

Funded status
At the beginning of the period - 12/31/2009	2,547
Effects of curtailment and partial settlement of PAC	(1,549)
Net cost (benefit) of benefit plans	140
Reversal of contribution expenses	15
Amortization of actuarial loss (gain)	49
Other changes	7
At the end of the period - 06/30/2010	1,209
(Prepaid pension benefits) Accrued pension benefits, net	1,209
Prepaid pension plan assets	1,381
Accrued pension benefits	(172)

d) Other information

As of June 30, 2010, amortization of actuarial gains (losses) for the year is expected to amount to R$ 1.

Itaú Unibanco Holding and its subsidiaries do not sponsor post-employment benefits, except in those cases arising from maintenance of obligations according to the acquisition agreements signed by Itaú Unibanco Holding, under the terms and conditions established, in which health plans are totally or partially sponsored for former employees and beneficiaries. The accrued projected accumulated benefit obligations amounted to R$ 100 as of June 30, 2010.

e) Net period pension cost

The period pension cost as defined by ASC 715-20, includes the following components for the six-month period ended June 30, 2010 and 2009:

	06.30.2010	06.30.2009
Service cost	85	119
Interest cost	519	566
Expected return on plan assets	(738)	(778)
Amortization of actuarial loss (gain)	(1)	1
Gains on curtailment of PAC	(1,071)	-
Loss on partial settlement of PAC - Recognition in income on a pro rata basis of the amount recorded in other comprehensive income	72	-
Employee contributions	(5)	(5)
Net pension cost (benefit)	(1,139)	(97)

In 2010 we expect to contribute R$ 27 for defined benefit retirement plans sponsored by us.

NOTE 26 - STOCK-BASED COMPENSATION

We have issued stock options since 1995. Accordingly, part of our management’s variable compensation is in the form of stock options, which we believe reinforces their commitment to our performance. Our stockholders, at the extraordinary stockholders’ meeting held on April 24, 2009, included members of Board of Directors among the potential beneficiaries of the plan. We believe that this will allow them to benefit from the additional value that their work created for the shares of Itaú Unibanco Holding. Our stock option plan is designed to retain the services of members of management and our Board of Directors and to recruit and retain highly qualified employees.

On April 24, 2009, a new program was launched for Itaú Unibanco, called “Stock Option Plan”. From then on, no stock options will be granted in the prior programs.

Also on April 24, 2009 awards that were issued to officers of Unibanco and Unibanco Holdings before the business combination completed in 2009 were exchanged for new awards. Under the terms of the applicable legislation we were legally required to exchange those awards for options to acquire or receive shares of Itaú Unibanco Holding. The awards issued as replacement awards maintained all the original terms of the original awards except that the awards give the beneficiary to acquire or receive shares of Itaú Unibanco Holding instead of shares of Unibanco and Unibanco Holdings. The exchange ratio used to exchange original awards for replacement awards was the same exchange ratio used to issue shares of Itaú Unibanco to selling stockholders of Unibanco and Unibanco Holdings described in Note 3a. All other remaining terms including, among others, exercise price, index to be used to adjust the exercise price, vesting and exercise periods and vesting conditions were maintained unchanged with respect to the original awards.

I - Stock Option Plan – New Itau Unibanco Holding Plan

This program aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle to the subscription of one share of authorized capital or, at the discretion of management, one treasury share acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at year-end. The Itau Unibanco Holding’s Personnel Committee is responsible for defining the total number of shares to be granted, the eligible officers, the number granted to each officer, the exercise period of the option series, and the “vesting” and “blackout” periods for exercising the options.

Options may be granted to executive officers and Board of Directors members (“Management members”) of Itau Unibanco Holding and, in exceptional circumstances, to management of subsidiaries or outstanding employees of Itau Unibanco Holding or the aforementioned subsidiaries, and also upon hiring highly qualified individuals.

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated by IGP-M until the month prior to the option exercise date. Alternatively, at the Committee’s discretion and by using performance and leadership evaluation tools, for those officers who have potential for outstanding performance, the Committee may grant options which vesting depends on the beneficiary’s obligation to invest, in Itau Unibanco Holding’s shares, the amount of 20% of the participation in profits and results received with respect to the prior year, keep ownership of the shares acquired unchanged and without any type of liens from the date options were granted until its exercise.

II - Stock Option Plan – Itaú Plan

Itau’s original plan, called “Stock Option Plan”, has characteristics similar to the current plan, except that the original plan did not allow issuance of options whose vesting was dependant on acquiring and maintaining shares.

Changes in options relating to Itau’s original plan for the six months ended June 30, 2010, are summarized in the following table:

	Number of options	Weighted average exercise price
Options outstanding at the beginning of the period	58,808,831	25.75
Options granted (1)	7,549,166	39.32
Options exercised	(5,030,965)	18.91
Options forfeited (2)	-	-
Options outstanding at end of the period	61,327,032	24.21
Options exercisable as of period (3)	5,956,741	15.55
(1) Options granted related to new Itaú Unibanco Holding Plan.
(2) During the period ended June 30, 2010, there were no cancelled options due to expiration of the exercise period.
(3) As of June 30, 2010, the aggregate intrinsic value of exercisable options was R$ 101 and its weighted average remaining contractual term was approximately 27 months.

All options under the plan are liability-classified awards that were remeasured at their fair value as of June 30, 2010 and December 31, 2009, and total liability amounted to R$ 360 and R$ 559, respectively.

Compensation expenses related to the Stock Option Plan amounted to R$ (101) and R$ 156 for the periods ended June 30, 2010 and 2009, respectively. As of June 30, 2010, the compensation cost to be allocated in future periods is R$ 313 and its weighted average allocation period is approximately 3 years.

The total intrinsic values of the options exercised during the periods ended June 30, 2010 and 2009 were R$ 98 and R$ 143, respectively.

The weighted average fair value at grant-date was estimated for the shares granted in the periods ended June 30, 2010 and 2009 at R$ 8.75 and R$ 10.73 per share, respectively.

The fair value of the options is calculated based on a binominal option-pricing model, which takes into consideration the vesting periods for each different stock option. As the exercise price is adjusted for inflation rates, we adopted the real market interest rate as the risk-free interest rate assumption. Finally, dividends are based on historic payment of dividends in recent periods.

The weighted average assumptions adopted for June 30, 2010 and 2009 are shown below:

•           weighted historical volatility of 30.34% and 24.92%
•           expected dividend yield of 3.13% and 3.50%
•           annual risk-free interest rate of 5.96% and 6.60%
•           expected total average lives of eight years

III - Stock Option Plan – Unibanco Plan

This plan, originally from Unibanco, aimed at aligning the commitment of Management members with long-term results and to reward high performance, in addition to being an instrument to attract, retain and motivate talents, upon the granting of stock options (“Simple Options”). Unibanco also established a program called Program for Partners, according to which the executives selected to participate in such program could invest a percentage of their bonus in the acquisition of Unit, which should be held by them for a term from 3 to 5 years. Depending on the percentage of the bonus invested for acquisition of Units, a certain number of Unit options were granted (“Bonus Options”) with no exercise price. The original exercise periods of these Bonus Options were from 3 to 5 years.

The Extraordinary Stockholders’ meeting of Itau Unibanco Holding held in April 2009 approved the exchange of the original awards for replacement awards as described above.

As of June 30, 2010, changes in Simple Options initially issued by Unibanco and replaced by Itaú Unibanco Holding are summarized in the following table:

	Number of options	Weighted average exercise price
Original awards under Simple Options	2,336,660	18.39
Effect in the number of options of issuing replacement awards	-	-
Options granted	-	-
Options exercised	(1,545,027)	4.96
Options forfeited	10,541	15.95
Options outstanding at end of the period	802,174	28.00
Options exercisable as of end of the period (*)	216,052	7.80

(*) As of June 30, 2010, the aggregate intrinsic value of exercisable options was R$ 4 and its weighted average remaining contractual term was approximately 7 months.

As of June 30, 2010, changes in Bonus Options initially issued by Unibanco and replaced by Itaú Unibanco Holding are summarized in the following table:

Number of options
Options outstanding at the beginning of the period	4,301,212
Options granted	-
Options exercised	-
Options forfeited	(51,552)
Options outstanding at end of the period	4,249,660
Options exercisable as of end of the period	-

Certain options under the Simple Options are accounted for as liability-classified awards measure at fair value as of June 30, 2010 and December 31, 2009, and total liability amounted to R$ 65 and R$ 59, respectively.

Compensation expenses related to the Simple Options and Bonus Options amounted to R$ 104 for the period ended June 30, 2010 and to R$ 171 for the period ended June 30, 2009 and the compensation cost to be allocated in future periods is R$ 97 and its weighted average allocation period is approximately 2 years.

The total intrinsic values of the options exercised during the period ended June 30, 2010 were R$ 28.

The fair value of these programs is calculated through the Binomial method for Simple Options and the Black Scholes method for the Bonus Options.

NOTE 27 – FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 825-10-50-10 "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information of financial instruments, whether or not recognized in the consolidated balance sheet, for which it is practicable to estimate such fair value and defines a financial instrument as cash, evidence of ownership interest in an entity or a contractual obligation or right that will be settled with another financial instrument. ASC 820 sets out additional disclosure requirements which are presented in Note 28.

ASC 825-10-50-10 excludes certain financial instruments and all non-financial instruments, including intangible assets, from its disclosure requirements.

The following table summarizes the carrying and the estimated fair values for financial instruments:

	Carrying value		Estimated fair value
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
Financial assets
Assets for which fair value approximates carrying value	205,129	149,467	205,129	149,467
Interest-bearing deposits in other banks	67,317	89,085	67,335	89,128
Available-for-sale securities	39,439	41,263	39,439	41,263
Held-to-maturity securities	2,363	1,762	2,905	2,124
Loans and leases, net of allowance for loan and lease losses	244,697	225,768	245,061	226,135
Financial liabilities
Liabilities for which fair value approximates carrying value	240,589	210,846	240,589	210,846
Interest-bearing deposits	163,215	165,024	163,198	164,983
Long-term debt	68,970	58,976	68,703	58,812
Off-balance sheet financial instruments
Commitments to extend credit	1,129	1,207	394	349
Standby letters of credit card guarantees	31,565	31,234	69	68

The methods and assumptions to estimate the fair value are set forth below:

a) Cash and due from banks, including restricted cash, securities purchased under resale agreements and Central Bank compulsory deposits - The carrying amount reported in the consolidated balance sheet for these instruments approximates their fair value.

b) Interest-bearing deposits in other banks - We estimate the fair value of interest-bearing deposits in other banks by discounting estimated cash flows using as input interest market rates.

c) Trading assets, including derivatives, Available-for-sale securities and Held-to-maturity securities – The description of the method and criterion adopted for determining the fair values of these securities and derivatives is included in Note 28.

d) Loans and leases - Fair values are estimated for groups of loans with similar financial and risk characteristics using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows using interest rates approximating our current rates for similar loans. For most variable rate loans, the carrying amounts were considered to approximate fair value. The fair value for performing loans was calculated by discounting the scheduled principal and interest cash flows through maturity at the rates indicated above. The fair value for impaired loans was based on discounting estimated cash flows using a rate commensurate with the risk associated with the estimated cash flows, or the underlying collateral value. Assumptions regarding cash flows and discount rates are determined using available market information and specific borrower information.

e) Non-interest bearing deposits, Securities sold under repurchase agreements, Short-term borrowings and Investment Contracts - The fair value disclosed for demand deposits is, by ASC 825-10- 50-10 definition, equal to the amount payable on demand at the reporting date which equals its carrying value as well as for investment contracts. The carrying values of securities sold under repurchase agreements, trade lines and other short-term borrowings approximate fair value of such instruments.

f) Interest-bearing deposits - Fair value for time deposits with variable rates was considered to approximate carrying value. Fair value for time deposits with fixed rates was estimated using a discounted cash flow calculation that applies interest rates offered by us at the respective balance sheet date.

g) Long-term debt - Their fair value is estimated using discounted cash flows through interest rates offered in the market for similar instruments. These interest rates are obtained from different feeders (usually Bloomberg) from which are derived the risk free yield curve and the spread over the risk free curve observed for similar instruments.

h) Off-balance sheet financial instruments and derivatives - The fair value of commitments to extend credit was estimated based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality to the counterparts. The fair value of standby and commercial letters of credit and guarantees was based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with counterparties. The fair value of derivatives not designated as hedges is included in trading assets or other liabilities as described in Note 2f, and the fair value of derivatives designated as hedge is included in other assets. See Note 29 for the notional value and estimated fair value of our derivative financial instruments.

NOTE 28 – FAIR VALUE MEASUREMENTS AND ADDITIONAL DISCLOSURES ON FAIR VALUE HIERARCHY

In accordance with ASC - 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and could be measured for a particular asset or liability and, thus, should incorporate its specific characteristics, such as condition, location, and restrictions, if any. In some cases, the fair value measurement will be applied to a standalone asset or liability or a group of related assets and/or liabilities.

Itaú Unibanco Holding established and documented the process for determining fair values. There is an independent group responsible for approving methodologies and pricing models. The fair value is calculated  by two independent areas, one responsible for the valuation of Itaú BBA’s products and the other responsible for the valuation of all other products of the group. Monthly, an independent model review group reviews valuation models and approves them for use for specific products.

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon valuation methodologies generally accepted in the financial services markets and in certain circumstances, internally developed models. The valuation methodologies and internally developed models prioritize the use, as inputs, of market-based or independently sourced market parameters, including yield curves, interest rates, volatility, and foreign exchange rates. We further describe the methodologies used for our securities and derivatives classified as Level 2 or Level 3 subsequently in this Note.

Additionally, valuation adjustments may be required to ensure that financial instruments are recorded at fair value, with these potential adjustments related to counterparty credit quality and Itaú Unibanco Holding’s own creditworthiness.

•	Valuation adjustments are necessary when the market value does not incorporate the quality of the counterparty credit risk.

•
In the case of financial derivatives, a significant portion of Itaú Unibanco Holding’s derivatives are traded at the BM&F and another smaller portion at foreign stock exchanges, and for these derivatives there is no need for valuation adjustments. Other derivatives are registered in the Câmara de Custódia e Liquidação (CETIP) for OTC contracts in Brazil. Usual market practices in valuation of OTC derivatives are to use inputs assuming the same credit risk of the counterparties. After considering guarantees, collaterals, rights to offset and other credit factors, we identify and incorporate credit risk adjustment when determining fair value.

Fair Value Hierarchy

To increase consistency and comparability in fair value measurements, Itaú Unibanco Holding prioritizes market inputs in valuation techniques. There are three broad levels to the fair value hierarchy of inputs to fair value (Level 1 being the highest priority and Level 3 the lowest priority) as defined by ASC - 820:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are derived principally from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

We present below a description of Itaú Unibanco Holding’s pricing methodologies related to the financial instruments measured at fair value, including the classification in the three levels described above:

Securities:

Level 1: Highly liquid securities with prices available in an active market are classified in level 1 of the fair value hierarchy. In this level were classified the vast majority of Brazilian Governments Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), other foreign government securities, stocks and debentures publicly traded, and other securities traded in an active market.

Level 2: Where pricing information is not available for a specific security, the valuation is generally based upon quoted market prices of similar instruments, pricing information using pricing services, such as Bloomberg, Reuters and brokers (only when they represent effective transactions) or discounted cash flows, that use as inputs information derived from assets actively traded in an active market. These securities are classified in level 2 of the fair value hierarchy and are composed of certain Brazilian government securities, debentures and some government securities quoted in a less liquid market than those classified in level 1 and some prices for shares in investment funds. Itaú Unibanco Holding does not hold positions in alternative investment funds or in private equity funds.

Level 3: When there is no pricing information in an active market, Itaú Unibanco Holding uses internally developed models, based on curves derived from proprietary model. In level 3 are classified some Brazilian government securities (mainly NTN-I, NTN-A1, TDA and CVS), securities usually not traded in an active market, CRI’s, and shares in receivable investment funds and other funds where a sufficient level of observable activity (purchases and sales) is not observed.

Derivatives:

Level 1: Derivatives traded on exchanges are classified in level 1 of the hierarchy. Interest rate forwards,and traded derivatives on currencies and WTI have been classified in level 1.

Level 2: For derivatives not traded on exchanges, Itaú Unibanco Holding estimates the fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market. Derivatives included in level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, some forwards and generally all swaps. All models used by Itaú Unibanco Holding are widely accepted in the financial services industry and reflect the contractual terms of the derivative. Considering that many of these models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets, these products were classified within level 2 of the valuation hierarchy.

Level 3: Derivatives with fair values based on non-observable inputs in an active market were classified in level 3 of the fair value hierarchy and are composed of exotic options, some forwards, swaps indexed with nonobservable inputs and swaps with other products, such as swaptions and target forwards. These products have their valuation derived from historical volatility.

All methodologies described above for valuation may result in a fair value that may not be indicative of the net realizable value or of future fair values. However, Itaú Unibanco Holding believes that all methodologies used are appropriate and consistent with other market players. Nevertheless, the use other methodologies or the use of different assumptions for determining fair value may result in different estimates of the fair values at the reporting date.

The following table presents the financial instruments carried at fair value as of June 30, 2010 and December 31, 2009 by caption on the consolidated balance sheet and classified in the ASC – 820 valuation hierarchy categories (as described above):

Level distribution

The following table sets forth the fair value hierarchy as of June 30, 2010 and December 31, 2009 for our trading assets and available-for-sale securities.
					(in millions of R$, except for percentages)
	06.30.2010				12.31.2009
	Level 1	Level 2	Level 3	TOTAL	Level 1	Level 2	Level 3	Total
Trading assets	32,950	51,038	770	84,758	26,685	46,325	519	73,529
Investment funds	-	41,935	-	41,935	-	39,347	-	39,347
Brazilian federal government secutirites	28,781	374	-	29,155	23,572	413	-	23,985
Brazilian government external debt securities	366	-	-	366	222	-	-	222
Government debt securities – other countries	596	74	-	670	937	121	-	1,058
Argentina	223	-	-	223	179	-	-	179
United States	372	-	-	372	748	-	-	748
Mexico	1	-	-	1	10	-	-	10
Spain	-	-	-	-	-	-	-	-
Korea	-	-	-	-	-	-	-	-
Chile	-	-	-	-	-	77	-	77
Uruguay	-	70	-	70	-	30	-	30
Other	-	4	-	4	-	14	-	14
Corporate debt securities	1,527	1,941	41	3,509	815	1,320	91	2,226
Marketable equity securities	1,623	3	-	1,626	1,139	3	-	1,142
Derivative financial instruments - assets	57	6,711	729	7,497	-	5,121	428	5,549
Options	-	1,142	59	1,201	-	1,640	178	1,818
Forwards	-	2,755	-	2,755	-	378	-	378
Swaps – differential receivable	-	2,433	175	2,608	-	2,665	235	2,900
Credit derivatives	-	-	388	388	-	-	15	15
Futures	57	-	-	57	-	-	-	-
Other derivatives	-	381	107	488	-	438	-	438
Available-for-sale securities	16,840	19,044	3,555	39,439	17,179	22,013	2,071	41,263
Investment funds	-	789	-	789	-	1,259	-	1,259
Brazilian federal government secutirites	10,154	9	327	10,490	14,098	11	334	14,443
Brazilian government external debt securities	2,975	-	-	2,975	1,980	-	-	1,980
Government debt securities – other countries	18	5,555	-	5,573	17	7,226	-	7,243
Portugal	-	-	-	-	-	26	-	26
United States	18	-	-	18	17	-	-	17
Austria	-	-	-	-	-	213	-	213
Denmark	-	788	-	788	-	1,971	-	1,971
Spain	-	441	-	441	-	1,093	-	1,093
Korea	-	2,091	-	2,091	-	1,757	-	1,757
Chile	-	1,182	-	1,182	-	1,274	-	1,274
Paraguay	-	368	-	368	-	417	-	417
Uruguay	-	685	-	685	-	475	-	475
Corporate debt securities	2,383	12,691	3,228	18,302	804	12,425	1,737	14,966
Marketable equity securities	1,310	-	-	1,310	280	1,092	-	1,372

The following table sets forth the fair value hierarchy as of June 30, 2010 and December 31, 2009 for our derivative liabilities.

					(in millions of R$, except for percentages)
	06.30.2010				12.31.2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivative financial instruments - liabilities	-	(6,445)	(1,248)	(7,693)	(25)	(4,896)	(1,360)	(6,281)
Options	-	(1,459)	(953)	(2,412)	-	(1,733)	(987)	(2,720)
Forwards	-	(2,208)	-	(2,208)	-	(547)	-	(547)
Swaps - Differential payable	-	(2,217)	(123)	(2,340)	-	(2,108)	(236)	(2,344)
Credit derivatives	-	-	(171)	(171)	-	-	(106)	(106)
Futures	-	-	-	-	(25)	-	-	(25)
Other derivatives	-	(561)	(1)	(562)	-	(508)	(31)	(539)

Changes in Level 3 recurring fair value measurements.

The tables below include a rollforward of the balance sheet amounts for the six-month periods ended June 30, 2010 and 2009 (including the change in fair value), for financial instruments classified by Itaú Unibanco Holding within level 3 of the valuation hierarchy. Accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation method.

	Fair value as of 12.31.2009	Total gains or losses (realized/ unrealized)	Purchases, issuances and settlements	Transfers in and/or out of Level 3	Fair value as of 06.30.2010	Total gains (losses) related to assets and liabilities still held at the report date
Trading assets (1)	91	2	(52)	-	41	-
Corporate debt securities	91	2	(52)	-	41	-
Derivative financial instruments (1)	(932)	214	199	-	(519)	(745)
Options	(809)	171	(256)	-	(894)	(830)
Swaps	(1)	(37)	90	-	52	122
Credit derivatives	(91)	29	279	-	217	(15)
Other derivatives	(31)	51	86	-	106	(22)
Available-for-sale securities (2)	2,071	42	1,442	-	3,555	(14)
Brazilian federal government secutirites	334	(7)	-	-	327	(12)
Corporate debt securities	1,737	49	1,442	-	3,228	(2)

	Fair value as of 12.31.2008	Total gains or losses (realized/ unrealized)	Purchases, issuances and settlements	Transfers in and/or out of Level 3	Fair value as of 06.30.2009	Total gains (losses) related to assets and liabilities still held at the report date
Trading assets (1)	443	(1)	(1)	(335)	107	(4)
Investments Funds	201	-	-	(201)	-	-
Argentina	101	-	-	(102)	-	-
Corporate debt securities	30	-	-	(30)	-	-
Market able equity securities	109	(1)	(1)	-	107	(4)
Derivative financial instruments (1)	2	-	-	(2)	-	-
Options	1,004	3	(1,130)	(264)	(389)	-
Swaps	(133)	47	67	-	(19)	86
Credit derivatives	928	(44)	(1,012)	46	(82)	(48)
Forwards	-	-	-	(103)	(103)	(44)
Futures	-	-	(24)	-	(24)	4
Other derivatives	207	-	-	(207)	-	-
Available-for-sale securities (2)	2	-	(161)	-	(161)	-
Investments Funds	6,925	-	(3,587)	(799)	2,539	(44)
Brazilian federal government secutirites	785	-	-	(785)	-	-
Government secutirites - other countries	229	-	(6)	-	223	(46)
Argentina	1	-	-	(1)	-	-
Corporate debt securities	5,897	-	(3,581)	-	2,316	2
Market able equity securities	13	-	-	(13)	-	-

(1) Realized and unrealized gains are recorded in the statement of income in "Trading income (losses)".
(2) Realized gains are recorded in the statement of income, in "Net gain(loss) on available-for-sale securities", and unrealized gains are recordered in "Net unrealized gains (losses) on available-for-sale securities, net of taxes", in a separate account of Stockholder's Equity".

For the six-months ended June 30, 2010 and 2009, there were no reclassifications from Level 1 or 2 to Level 3. However, during the six months ended June 30, 2009 certain instruments were reclassified from Level 3 to Level 2 due to: (i) the existence of yield curves for longer periods observable in the market and (ii) our reassessment of credit risk not observable in the market and our conclusion that the impact of such non observable input is not relevant to the overall fair value of certain instruments.

NOTA 29 – DERIVATIVE FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS RELATED TO CREDIT

a) Derivatives – General

We enter into financial derivative instruments with various counterparts to manage our overall exposures and to assist our customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the date of the agreement. Daily cash settlements of price movements are made for all instruments.

Forward - Interest forward agreements are contracts to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, on an agreed settlement date. Forwards contracts are commitments to buy or sell a financial instrument on a future date at an agreed-upon price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap agreements presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interests, foreign currencies, commodities, or equity instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are instruments which value results to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of hedge) transfer the risk to the counterparty (the seller of hedge). The seller of hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of hedge receives a premium for the hedge, but, on the other hand, assumes the risk of the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of hedge, which could be a notional amount of the credit derivative.

The market and credit risk associated to these products, as well as operating risks, are similar to those related to other types of financial instruments. Market risk is the exposure created by potential fluctuation in interest rates, foreign exchange rates, commodities quotation, prices quoted in securities market or other amounts, and it depends on the type of product, volume of operations, term and conditions of the contract and underlying volatility.

Credit risk is the exposure to loss in the event of non-performance by the counterparty to the transaction. The credit risk exposure to futures contracts is minimized due to daily cash settlements. Swap contracts expose us to credit risk in the event of potential inability or unwillingness of the counterparty to perform according to the contractual terms. Our total credit exposure with respect to swaps is R$ 1,442 as of June 30, 2010 and R$ 1,674 as of December 31, 2009. We are exposed to credit risk to the extent of premiums paid on purchased options. The total credit exposure associated with purchase options totaled R$ 694 and R$ 975 as of June 30, 2010 and December 31, 2009, respectively. The recognition in earnings of unrealized gains on these transactions is dependent on management's assessment as to collectibility.

See Note 28 for a description of the criteria used to determine the fair value of derivatives.

COMPARISON – OFF-BALANCE SHEET FINANCIAL INSTRUMENTS (Note 29a)

	Memorandum accounts		Balance sheet accounts
	Notional amounts		Carrying value – assets (liabilities)
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
Interest rate products	3,095,172	1,888,446	636	472
Futures contracts	280,334	182,997	64	(4)
Purchase commitments	108,733	88,852	(31)	19
Sale commitments	171,601	94,145	95	(23)
Swap agreements	105,120	119,978	377	681
Asset position	54,844	62,528	2,314	2,519
Liability position	50,276	57,450	(1,937)	(1,838)
Options	2,700,829	1,579,785	(14)	(94)
Purchase commitments	1,580,978	850,060	528	1,205
Sale commitments	1,119,851	729,725	(542)	(1,299)
Forward contracts	3,429	1,293	7	10
Purchase commitments	2,840	838	2,012	91
Sale commitments	589	455	(2,005)	(81)
Credit derivatives	4,609	4,363	217	(90)
Purchase commitments	851	1,617	385	12
Sale commitments	3,758	2,746	(168)	(102)
Other	851	30	(15)	(31)
Purchase commitments	198	-	1	-
Sale commitments	653	30	(16)	(31)
Foreign exchange products	155,307	209,408	(484)	(605)
Futures contracts	21,067	22,099	(7)	(4)
Purchase commitments	2,588	3,160	(6)	22
Sale commitments	18,479	18,939	(1)	(26)
Swap agreements	24,653	22,492	(108)	(196)
Asset position	11,006	9,820	292	296
Liability position	13,647	12,672	(400)	(492)
Options	88,299	145,350	(195)	(135)
Purchase commitments	44,341	80,571	583	528
Sale commitments	43,958	64,779	(778)	(663)
Forward contracts	12,161	11,809	33	(190)
Purchase commitments	6,051	5,150	236	276
Sale commitments	6,110	6,659	(203)	(466)
Credit derivatives	33	137	-	(1)
Purchase commitments	-	137	2	1
Sale commitments	33	-	(2)	(2)
Other	9,094	7,521	(207)	(79)
Purchase commitments	3,154	3,234	307	420
Sale commitments	5,940	4,287	(514)	(499)
Commodities	7,938	7,690	1	19
Futures contracts	4,495	6,403	-	(17)
Purchase commitments	268	64	1	(12)
Sale commitments	4,227	6,339	(1)	(5)
Swap agreements	196	195	(5)	(9)
Asset position	96	89	-	5
Liability position	100	106	(5)	(14)
Options	2,991	612	14	27
Purchase commitments	2,644	371	33	38
Sale commitments	347	241	(19)	(11)
Forward contracts	-	254	-	10
Purchase commitments	-	254	-	10
Other	256	226	(8)	8
Purchase commitments	126	155	11	17
Sale commitments	130	71	(19)	(9)
Other	39	91	-	-
Futures contracts	7	11	-	-
Purchase commitments	1	2	-	-
Sale commitments	6	9	-	-
Swap agreements	2	58	-	-
Asset position	-	1	-	-
Liability position	2	57	-	-
Credit derivatives	9	-	-	-
Purchase commitments	9	-	-	-
Sale commitments	21	22	-	-
Forwards	-	22	-	1
Purchase commitments	21	-	-	(1)
Equity products	7,685	7,999	(351)	(618)
Futures contracts	150	5,276	-	-
Purchase commitments	143	2,132	-	-
Sale commitments	7	3,144	-	-
Swap agreements	6	138	2	81
Asset position	6	131	2	81
Liability position	-	7	-	-
Options	4,848	2,575	(1,016)	(699)
Purchase commitments	2,412	1,812	57	48
Sale commitments	2,436	763	(1,073)	(747)
Forward contracts	519	-	507	-
Purchase commitments	519	-	507	-
Credit derivatives	49	10	-	-
Purchase commitments	-	10	1	1
Sale commitments	49	-	(1)	(1)
Other	2,113	-	156	-
Purchase commitments	2,113	-	169	-
Sale commitments	-	-	(13)	-
Assets			7,497	5,549
Liabilities			(7,693)	(6,281)
Total			(196)	(732)

b) Derivatives used as accounting hedges

We use certain derivative futures contracts traded in stock exchange as hedge instruments in a strategy of cash flow hedge. All hedge relationships were designated in the last quarter of 2008, and maturities of derivatives will occur between 2012 and 2014.

This hedge strategy aims at protecting changes in cash flow at a variable rate of interest payment of Subordinated CDBs attributable to changes in the 100% of CDI rate. CDI rate is considered the reference rate in the Brazilian financial market and it is set on a daily basis. The hedge strategy makes the cash flow constant regarding the variability of CDI rate. To protect the variability of future cash flow of payment of interest, Itaú Unibanco Holding uses DI Futures contracts at BM&F BOVESPA. In the DI Futures contract, a net payment for the difference between the amount computed in the notional amount multiplied and CDI rate is made, and the notional amount multiplied by a fixed rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy, Itaú Unibanco Holding uses the method for making settlement in dollar on a cumulative basis. By using this method, Itaú Unibanco Holding adopts the hypothetical derivative method established by DIG G 7 "Cash Flow Hedges: Measurement of Ineffectiveness of Cash Flow Hedge pursuant to Paragraph 30(b) when the Short-Cut Method is not Applied”. The hypothetical derivative method is based on a comparison of change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a representation of the present value of the cumulative change in the future cash flow expected for the hedged liability. The method of transferring deferred gains and losses from AOCI to retained earnings is an effective interest rate method.

As of June 30, 2010, the accounting balance of subordinated CDBs which future cash flows are being protected by this hedge strategy is R$ 14 and the notional amount of DI Futures of hedge instruments is R$ 14.

The amounts in the following table are presented in millions of reais:

Derivatives in relationships of cash flow hedges	Amount of gain or (loss) recognized in AOCI in derivatives (effective portion) - in million of R$	Place of gain or (loss) reclassified from AOCI to results (effective portion)	Amount of gain or (loss) reclassified from AOCI to result (effective portion) - in million of R$	Place of gain or (loss) recognized in result in derivatives (ineffective portion)	Amount of gain or (loss) recognized in result of derivatives (ineffective portion) - in million of R$
Futures of interest rate	4	Income (loss) from negotiation	1	Income (loss) from negotiation	4

As of June 30, 2010, the gain or loss related to the cash flow hedge expected to be reclassified from AOCI to results in the following 12 months is R$ 1.

No hedge relationship was discontinued in 2010.

No lack of effectiveness was recognized as of June 30, 2010, since the accumulated loss in Futures DI used as hedge instruments did not exceed the cumulative change in future cash flows expected of the protected deposits.

c) Information on credit derivatives

Credit derivatives are financial instruments whose amount derives from the credit risk associated with the debt issued by a third party (reference entity) and allow an entity (protection buyer) to transfer this risk to a counterparty (protection seller). The protection seller has to make payments pursuant to the contract when the reference entity undergoes a credit event, such as bankruptcy, default or composition with creditors. The protection seller receives a premium for the protection but, on the other hand, receives the risk that the underlying instrument referred to in the contract may undergo a credit event and may have to make a payment to the protection buyer that can be as high as the reference value of the credit derivative.

Itaú Unibanco Holding buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its clients. When we sell credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which we are protection sellers are credit default swaps, total return swaps and credit-linked notes. As of June 30, 2010 and 2009, Itaú Unibanco Holding did not sell credit protection in the form of credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered value. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which we sell protection to third parties, per maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification per instrument, risk and reference entity.

	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Above 5 years	Fair value as of June 30, 2010
By instrument
CDS	3,859	810	435	547	2,067	184
TRS	2	-	2	-	-	-
Total by instrument	3,861	810	437	547	2,067	184
By risk rating
Investment grade	3,861	810	437	547	2,067	184
Total by risk	3,861	810	437	547	2,067	184
By reference entity
Private entities	3,861	810	437	547	2,067	184
Total by entity	3,861	810	437	547	2,067	184

We evaluated the risk of credit derivative based on the credit ratings attributed to the reference entity, given by independent credit rating agencies. Investment grade are those entities which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. We believe, based on our historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives which are sold are not covered by guarantees, and during this period, we did not incur any loss related to any credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives which underlying amounts are identical to those for which Itaú Unibanco Holding operates as seller of the hedge:

	06.30.2010		12.31.2009
	Notional amount of hedge sold	Notional amount of hedge purchased with identical underlying amount	Net position	Net position
CDS	3,859	(849)	3,010	1,320
TRS	2	(2)	-	-
Total	3,861	(851)	3,010	1,320

d) Financial instruments related to credit

Itaú Unibanco Holding uses financial instruments related to credit to meet the financial needs of its clients. Itaú Unibanco Holding issues credit granting commitments, standby letters of credit and other letters of credit and guarantees.

The following table summarizes the contract amounts of financial instruments related to credit:

	06.30.2010	12.31.2009
Credit granting commitments	163,169	157,443
Standby letters of credit	1,129	1,207
Guarantees	31,565	31,234

The contractual amount of financial instruments represents the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of these commitments mature without being withdrawn. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

e) Financial guarantees

The following is a summary of the instruments that are considered to be financial guarantees in accordance with  ASC 460:

	06.30.2010		12.31.2009
	Contract amount	Fair value	Contract amount	Fair value
Standby letters of credit	1,129	394	1,207	349
Guarantees (*)	31,565	69	31,234	68
(*) Include guarantees with contract amount of R$ 7 (R$ 8 as of December 31, 2009) issued in favor of clients classified as clients under monitoring, in accordance with our internal classification.

Standby letters of credit and guarantees are conditional lending commitments issued by us to guarantee the performance of a customer to a third party. Itaú Unibanco Holding typically has recourse to recover from the customer any amounts paid under these guarantees. In addition, Itaú Unibanco Holding may hold cash or other highly liquid collateral to support these guarantees. The carrying value includes amounts deferred and recognized in income over the life of the contract and amounts accrued for inherent losses in accordance with, ASC 450.

In connection with issuing securities to investors, Itaú Unibanco Holding may enter into contractual arrangements with third parties that may require it to make a payment to them in the event of a change in tax law or an adverse interpretation of tax law. Itaú Unibanco Holding may also enter into indemnification clauses when it sells a business or assets to a third party pursuant to which it indemnifies that third party for losses they may incur due to actions taken by Itaú Unibanco Holding prior to the sale. It is difficult to estimate the maximum exposure under these indemnification arrangements since this would require an assessment of future changes in tax laws and future claims that may be made against Itaú Unibanco Holding that have not yet occurred.

In the ordinary course of its business, Itaú Unibanco Holding enters into contracts that contain indemnification provisions. These provisions require Itaú Unibanco to make payments to another party in the event that certain events occur. Many of these provisions call for Itaú Unibanco Holding to indemnify the other party against loss in the event that Itaú Unibanco fails to perform its own obligations under the contract. These performance guarantees are not subject to disclosure.

NOTE 30 – COMMITMENTS AND CONTINGENT LIABILITIES

a) Assets under management

Itaú Unibanco offers, manages and administers a broad range of investment funds and provides portfolio management services for pension funds, corporations, private banking customers and foreign investors. These assets are not included in our consolidated balance sheet.

The investment policy for each fund domiciled in Brazil must be submitted to the Central Bank and to CVM for approval and each fund is regulated as to the type of investments it may make.

Portfolio management carried out by Itaú Unibanco Holding on behalf of pension plans, corporations, private banking customers and foreign investors is done on the basis of negotiated fees and investment parameters. Fees are generally charged as a percentage of assets under management and vary depending upon the debt/equity composition of the particular portfolio. In addition to the fees earned by Itaú Unibanco as manager of the relevant investment fund or portfolio, we earn brokerage fees for transactions carried out in respect of the fund and portfolio assets.

b)	Contingent gains and losses

Itaú Unibanco and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a)	Contingent assets: there are no contingent assets recorded.

b)	Contingent liabilities: these are estimated and classified as follows:

-	Calculation criteria:

Civil lawsuits: quantified upon judicial notification or individual execution when the claim is awarded a final and unappealable judgment regarding lawsuits filed by the Public Attorney’s Office or consumer protection associations, and monthly reviewed:

-
Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered individually significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant; or

-
Individual (lawsuits related to claims considered unusual and the amounts of which are considered individually significant): at the amount estimated as probable loss, based on the evidence presented and on the evaluation of legal advisors – which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions already issued – relating to the risk level of loss of lawsuits.

These are adjusted to the amounts deposited as guarantee for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

Labor claims: these are calculated upon judicial notification and adjusted to the moving average of payment in lawsuits closed in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and adjusted to the amount deposited as guarantee, the execution amount (indisputable amount) when it is in the stage of being a final and unappealable decision, or based on individual analysis of the potential amount of probable loss in claims involving significant amounts.

Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

-	Contingencies classified as probable: are recognized in the financial statements and comprise:

-
Civil Lawsuits: demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. The bank is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans. The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. In addition, the Federal Supreme Court has recently decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after a five-year period.

-
Labor claims: seeking the recovery of alleged labor rights based on labor legislation specific to the related  profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other;

-	Tax and Social Security: represented mainly by lawsuits and administrative proceedings involving federal and municipal taxes.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances

	Six months ended
	06.30.2010	06.30.2009
Opening balance (Note 18)	7,651	5,219
Balance arising from business combinations	-	3,030
(+) Reclassification	-	111
(-) Contingencies guaranteed by indemnity clauses (Note 2u)	(707)	(692)
Subtotal	6,944	7,669
Changes in the period reflected in income (Note 24b)	1,206	1,266
Interest and monetary correction	128	280
Increase	1,345	1,234
Reversal	(267)	(248)
Payments	(764)	(739)
Subtotal	7,386	8,196
(+) Contingencies guaranteed by indemnity clauses (Note 2u)	733	785
Closing balance (Note 18)	8,119	8,981
Escrow deposits (Note 14)	3,637	3,742

-
Contingencies classified as possible: they are not recognized in the financial statements and comprise Civil Lawsuits amounting to R$ 410 and Tax and Social Security Lawsuits amounting to R$ 1,937; the principal characteristics of the most significant lawsuits are described below:

Civil lawsuits

•	Life insurance – R$ 101: Payment for loss of profit and moral damage arising from the refusal to indemnify the policyholder;

•
Summer Plan – R$ 96: Savings account holders claim the payment of alleged remuneration differences in the balances of savings accounts existing in January and February 1989, which would have been underpaid as a result of the full compliance with Law No. 7,730/89 (Summer Plan) by the Bank;

•	Claims – R$ 69: Claiming the review of the amounts paid in insurance operations;

•
Legal fees due to former lawyers – R$ 44: Lawyers who provided legal services to the Group alleged that they have not received all legal fees they were entitled to after the termination of the legal agreements;

•
In connection with several economic stabilization plans that the Brazilian Federal  Government imposed during the decades of 1980 and 1990, saving account holders have filed lawsuits against Itaú Unibanco Holding and against several financial institutions in Brazil. We have provided for those lawsuits where we estimate the probability of loss is probable and when it can be reasonably estimated, and we disclose above the amounts of those individual lawsuits filed against Itaú Unibanco Holding for which probability of loss is possible. However, saving account holders may file lawsuits in the future with respect to these economic stabilization plans under the Brazilian statute of limitation or may join lawsuits initiated by representative bodies of savers, and we are unable to predict whether further lawsuits will be filed or not, whether additional savers will join the lawsuits initiated by its representative bodies and the amounts that might be claimed.

Tax and social security

•	ISS – banking institutions – R$ 443: we understand that the banking operation cannot be interpreted as a service and/or is not listed under Supplementary Law No. 116/03 or Decree-law No. 406/68;

•	PIS and COFINS - usufruct of quotas and shares - R$ 347: we discuss the adequate accounting and tax treatment for the amount received due to the onerous recognition of usufruct;

•	PIS and COFINS - request for offset dismissed – R$ 306: cases in which the liquidity and the offset credit certainty are discussed;

•	INSS - non-compensatory amounts – R$ 181: we defend the non-taxation of these amounts, mainly transportation vouchers and sole bonus;

•	ISS - lease operation - R$ 146: we discuss the place of service provision and the calculation basis amount.

Securities amounting to R$ 1,197 (R$ 1,061 as of December 31, 2009), Escrow Deposits amounting to R$ 3,093 (R$ 3,234 as of December 31, 2009) (Note 14), and premises and equipment amounting to R$ 735 (R$ 769 as of December 31, 2009), according to article 32 of Law No. 10,522/02, are pledged in guarantee of voluntary appeals related to lawsuits with respect to contingent liabilities. As a result of the unconstitutionality lawsuit 1976, the Federal Supreme Court ruled unconstitutional the requirement of guarantees for voluntary appeals on April 10, 2007. The Bank has requested the Federal Revenue Service release those pledges.

The balance of receivables arising from reimbursements of contingencies totals R$ 1,037 (R$ 1,114 as of December 31, 2009) (Note 14), basically represented by the guarantee in the Banerj privatization process occurred in 1997, in which the State of Rio de Janeiro created a escrow account to guarantee the potential payments under of civil, labor and tax contingencies.

•
Taxes payable and challenged in court: we filed lawsuits related to taxes in which we challenged the position of federal, state or municipal governments based on grounds of illegality or unconstitutionality. We recognize liability for the amounts due under the terms of the current law with  respect to these lawsuits. The table below shows the changes in this provision and the respective escrow deposits:

	Six months ended
Change in provision	06.30.2010	06.30.2009
Opening balance (Note 18)	6,337	6,155
Balance arising from business combinations	-	3,002
Changes in the period reflected in income	157	1,884
Interest and monetary correction	153	518
Net increase	348	1,493
Reversal	(344)	(127)
Payments (*)	(1,937)	(183)
Closing balance (Note 18)	4,557	10,858
Escrow deposits (Note 14)	3,710	4,789
(*) During the six month period ended June 30, 2010 contemplates R$ 1,795 transferred to Taxes (other than income) on effects resulting from joining the program or Installment Payment of Federal Taxes.

In November 2009, Itaú Unibanco Holding and its subsidiaries applied to the Fiscal Recovery Program (REFIS), established by Law n° 11,941/09 and Provisional Measure, N° 449/2009. REFIS has the purpose of allowing to settle tax debt through an special mechanism for paying and refinancing tax and social security liabilities. The general conditions of the effects of applying to REFIS include the possibility to pay amounts under REFIS in 180 monthly installments or in one single installment as well as reductions in the amounts of penalties and late payment interest. The application has resulted in a efect of R$ 145 in net income recognized during six months period ended June 30, 2010 (R$ 291 as of December 31, 2009).

During the thesis included in the program was to broaden the base of calculation of PIS and COFINS provided by paragraph 1 of art. 3 of Act No. 9,718, 27/11/1998, classified as Legal Liability.

The main natures of processes are described as follows:

•
PIS and COFINS – R$ 2,039 - revenue x gross revenue: we request either the levy of taxes only on the revenue understood as income from sale of assets and services or the levy of PIS Repique (calculated on income tax payable) (at 5% of income tax due), in lieu of the levy on total revenues recorded, by alleging the unconstitutionality of paragraph 1 of article 3 of Law No. 9,718/98. The corresponding escrow deposit totals R$ 924;

•
CSLL – R$ 595 – principle of equality: we request the levy of tax at 9%, in lieu of 15%, for financial and insurance companies, by alleging the unconstitutionality of article 41 of Law No. 11,727/08. The corresponding escrow deposit totals R$ 149;

•	IRPJ and CSLL – R$ 453 – taxation of profits earned abroad: we defend the exemption of the positive equity in earnings from foreign investments. The corresponding escrow deposit totals R$ 440;

•
PIS and COFINS – R$ 323 - principles of anteriority, anteriority over 90 days and non-retroactivity: we request the rejection of Constitutional Amendments No. 10/96 and No. 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals 58;

•
INSS – R$ 252 – service providers that are individuals and management members: we request the non-levy of taxes on payment to service providers that are individuals and management members, set forth by Supplementary Law No. 84/96, by alleging its unconstitutionality. The corresponding escrow deposit totals R$  252.

According to the opinion of the legal advisors, Itaú Unibanco Holding is not involved in any other administrative proceedings or lawsuits that may significantly affect its consolidated financial position.

c) Other commitments

Itaú Unibanco Holding leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements.

Minimum payments of services provided by third parties and rents according to operating and capital lease agreements which initial and remaining lease terms cannot be cancelled for one year as from June 30, 2010 are as follows:

2010	386
2011	686
2012	574
2013	443
2014	369
Thereafter	798
Total minimum payments required	3,256

Total rental expense was R$ 407 and R$ 379 for the periods ended June 30, 2010 and 2009, respectively.

NOTE 31 – REGULATORY MATTERS

Itaú Unibanco Holding is subject to regulation by the Central Bank which issues directions and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basel Accord as regards to capital adequacy. Furthermore, the SUSEP issues regulations which affect our insurance, private retirement plans and capitalization operations.

The Basel Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8%. At least half of total capital must consist of Tier I Capital. Tier I, or core capital, includes equity capital less certain intangibles. Tier II Capital includes, subject to certain limitations, asset revaluation reserves, general loan loss reserves and subordinated debt, and is limited to the amount of Tier I Capital. However, Brazilian banking regulations (a) require a minimum capital ratio of 11%, (b) as from December 2008, permit the accretion of an additional allowance for loan and lease losses to the minimum percentages set forth by the Central Bank of Brazil, (c) specify different risk-weighted categories, (d) impose the  following deductions from Tier I Capital: (i) deferred permanent assets, less goodwill paid on acquisition of investments, (ii) balance of unrealized gains and losses arising from adjustment to market value of securities  classified as "available-for-sale securities" and derivative financial instruments used to hedge cash flow, which are considered as Tier II Capital, and (iii) deferred tax assets, which expected realization is after five years from  the evaluation date, and (e) they also determined the following deductions from Capital: (i) investments in financial instruments which are part of the Regulatory Capital of other institutions authorized to operate by the Central Bank, (ii) the amount corresponding to offices or interests in a foreign financial institution in relation to which the Central Bank does not have access to information, data and documents sufficient for consolidated supervision purposes, and (iii) possible surplus in fixed assets over the limits imposed by the Central Bank. As from January 2008, the other deferred tax assets cannot represent more than 40% of the Tier I Capital, and this percentage will be gradually reduced until 10% as from January 2011. The surplus shall also be deducted from the Tier I Capital.

In December 2009 the Central Bank revoked, as from April 2010, the permission for accretion of the additional allowance for loan losses mentioned in item (b) of the foregoing paragraph.

In accordance with Central Bank rules, banks can calculate compliance with the minimum requirement on a non-consolidated basis or based on the consolidation of all financial subsidiaries (considering only the institutions regulated by the Central Bank, including branches and investments abroad). Brazilian banks are also required to calculate compliance with the minimum requirement on a full consolidated basis (considering all entities owned by Itaú Unibanco Holding, regardless of whether they are regulated by the Central Bank or not). We currently measure compliance on both a financial institution consolidation basis (partial) and on a full consolidation basis.

The following table presents, as of June 30, 2010 and 2009, the minimum capital required in accordance with Central Bank rules, the regulatory capital for purposes of computing the capital to risk-weighted assets, the capital to risk-weighted assets ratio, and the excess of our regulatory capital as compared to the minimum required, both on a financial institution consolidation basis and on a full consolidation basis.

	Financial institutions (partial consolidation)		Full consolidation
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
Regulatory capital
Tier 1	54,183	55,624	56,210	57,706
Tier 2	15,358	12,837	15,358	12,837
Other deductions required by Central Bank of Brazil	(20)	(28)	(20)	(28)
Total	69,521	68,433	71,548	70,515
Minimum regulatory capital required	48,811	44,299	50,042	46,513
Capital to risk-weighted assets ratio - %	15.7	17.0	15.7	16.7
Excess of regulatory capital over minimum regulatory capital required	20,709	24,134	21,506	24,002

The Central Bank also limits the amount of investments in unconsolidated companies, premises and equipment and intangible assets maintained by Itaú Unibanco to 50% of the adjusted regulatory capital on both a financial institution consolidation and a full consolidation basis. At June 30, 2010 and 2009, our ratio and the excess of capital in relation to the maximum fixed assets ratio were as follows:

	Financial institutions (partial consolidation)		Full consolidation
	06.30.2010	12.31.2009	06.30.2010	12.31.2009
Fixed assets ratio - %	39.0	32.9	16.0	15.4
Capital excess in relation to fixed assets ratio	7,681	11,711	24,292	24,397

NOTE 32 – BUSINESS SEGMENT INFORMATION

Our four operational segments are: Commercial Bank, Itaú BBA, Consumer Credit, and Corporation and Treasury.

We are a banking institution that offers its clients a wide range of financial products and services. Our current business segments are described below:

Itaú Unibanco – Commercial Bank

Our Commercial Bank segment provides a broad range of banking services to a diversified client base of individuals and companies, among which are the following: retail clients (individuals and very small companies), high net worth clients, private banking clients, and small and middle-sized companies.

The products and services provided by the Commercial Bank include insurance, private retirement and capitalization plans, credit cards, asset management, loans, among others. The segment provides solutions specifically developed to meet the demand of clients, devising marketing strategies appropriate to each of the different profiles and using the most convenient distribution channels. Accordingly, we are constantly seeking to increase the number of products used by clients, diversifying our sources of income. The segment is an important source of funding to our operations and provides significant interest income and banking services.

Itaú Unibanco - Itaú BBA

Our segment responsible for banking operations of large companies and investment banking services is named Itaú BBA. Itaú BBA offers a wide range of products and services to the major economic groups of Brazil. The management model of Itaú BBA is focused on the development of close relationships with its clients, gaining a deep knowledge of their needs and providing customized solutions. The investment banking activities comprise the provision of funds to the corporate segment that are raised through fixed and variable income instruments. In addition, it performs activities of mergers and acquisitions.

Itaú Unibanco – Consumer Credit

The Consumer Credit segment is responsible for the development of our strategy of increasing the range of financial products and services beyond the universe of clients who are account holders. Thus the consumer credit segment comprises vehicle financing services provided by units other than the branch network, credit cards to clients who are not account holders, and credit to the low income population. The business structure of the vehicle financing operation is supported by : new, used, heavy vehicles and motorcycles. The merger of the operations of Itaú and Unibanco showed a strong complementarity of businesses, a competitive advantage that we are increasing by intensifying the combined operations, exchanging expertise between teams and seeking a higher operational efficiency. The credit approval process of vehicle operations is based on scoring models that provides the quick approval for credit proposals from our clients, using the Internet to process these proposals with security and efficiency.

Itaú Unibanco – Corporation and Treasury

Our Corporation and Treasury segment basically shows the interest income associated with our capital surplus, subordinated debt surplus and carryforwards of the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency gaps, rates and other risk factors, arbitrage opportunities in the foreign and domestic markets, and mark to market of financial assets.

Six months ended 06.30.2010
	Commercial Bank	Itaú BBA	Consumer Credit	Corporation	Consolidated segments on a management reporting basis (*)	Adjustments and Reclassifications (****)	Consolidated US GAAP
• Net interest income with clients	12,402	2,099	4,870	-	19,371	(19,371)	-
• Net interest income with corporation	108	-	-	(108)	-	-	-
• Net interest income with the market	-	-	-	1,909	1,909	(1,909)	-
Net interest income	12,510	2,099	4,870	1,801	21,280	(289)	20,991
Provision for loan and lease losses	(3,714)	(160)	(2,186)	(13)	(6,073)	(1,184)	(7,257)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	1,002	1	140	224	1,367	(622)	745
Fee and commission income	4,452	923	2,902	142	8,419	(443)	7,976
Non-interest expenses (**)	(9,348)	(1,001)	(3,316)	(627)	(14,292)	(3,605)	(17,897)
Equity in earnings (losses) of unconsolidated companies, and net gain on transactions of foreign subsidiaries	19	-	-	97	116	350	466
Trading income (losses)	-	-	-	-	-	70	70
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-	(5)	(5)
Net gain on foreign currency transactions	-	-	-	-	-	909	909
Tax expenses for ISS, PIS and COFINS	(1,075)	(180)	(480)	(100)	(1,835)	1,835	-
Other non-interest income	452	(61)	43	144	578	1,037	1,615
Net Income before taxes on income	4,298	1,621	1,973	1,668	9,560	(1,946)	7,614
Taxes on income	(1,248)	(394)	(583)	(255)	(2,480)	727	(1,753)
Profit sharing	(43)	(66)	(8)	1	(116)	116	-
Net income	3,007	1,161	1,382	1,414	6,964	(1,103)	5,861
Noncontrolling interest	-	-	-	(497)	(497)	42	(455)
Net income attributable to Itaú Unibanco	3,007	1,161	1,382	917	6,467	(1,061)	5,406
Identifiable assets - 06.30.2010 (***)	469,628	180,947	80,704	56,020	651,583	(4,632)	646,951
(*) The result per segment shown above is presented on managerial basis for the disclosure of this report. Such information exclude certain results which are considering non-recurring by our management that, although excluded for managerial purposes, were recognized in our financial  statements prepared according to the accounting practice adopted in Brazil. The amounts of these results which were not considered in the segment information above are:
(i) provision for expenses for the program on cash or installment payment of federal taxes R$ 145 million; (ii) setting-up of a provision for losses arising from the economic plans that were in effect during the 1980's R$ (211) million.
(**) Includes salaries and employee benefits, administrative expenses, depreciation of premises and equipment, amortization of intangible assets and other non-interest expenses, except for taxes on services (ISS) and certain taxes on revenue (PIS and COFINS).
(***) The balance of identifiable assets corresponds to the balance of the segment total assets (Current assets, Long-term assets and Permanent assets). The consolidated segment does not represent the total amount of each segment due to the intercompany transactions which were eliminated in the financial statements.
(****) Information on Segments consolidated based on management reports is different from information of the Consolidated US GAAP because: (i) lines are different when both sets of information are compared, and (ii) results are measured on different bases. As previously explained, managerial information is based on accounting practices adopted in Brazil, except for exclusion of certain items described in item (*) The most significant differences in the measurement of net income between management reports and US GAAP, net of tax effects, are as follows:
(a) the recognition of an allowance for loan losses, as compared to that recognized in BR GAAP, of R$(489) million, (b) in US GAAP,  intangibles corresponding to acquired business, in the amount of  R$(1,073) million, were amortized, (c) loss on exchange variation of securities available for sale and conversion of subsidiaries abroad are not recognized in result in US GAAP, in the amount of R$43 million, (d) effect of the establishment of a pension plan for employees, with defined contribution, in the amount of R$600 million, (e) expenses on stock options, pursuant to US GAAP, are lower than pursuant to BR GAAP, with effect of R$53 million, and (f) other differences in measurement criteria total R$(195) million.

Six months ended 06.30.2009

	Commercial Bank	Itaú BBA	Consumer Credit	Corporation and Treasury	Consolidated segments on a management reporting basis (*)	Adjustments and Reclassifications (****)	Consolidated US GAAP
• Net interest income with clients	10,793	2,126	5,522	-	18,441	(18,441)	-
• Net interest income with corporation	1,146	-	-	(1,146)	-	-	-
• Net interest income with the market	-	-	-	2,678	2,678	(2,678)	-
Net interest income	11,939	2,126	5,522	1,532	21,119	(2,070)	19,049
Provision for loan and lease losses	(4,720)	(826)	(2,919)	1,250	(7,215)	(1,707)	(8,922)
Income from insurance premiums, income on private retirement plans and on capitalization plans, net	1,087	-	35		1,122	(284)	838
Fee and commission income	3,953	618	2,698	(126)	7,143	(1,229)	5,914
Non-interest expenses (**)	(9,067)	(855)	(3,260)	(518)	(13,700)	(3,323)	(17,023)
Equity in earnings (losses) of unconsolidated companies, and net gain on transactions of foreign subsidiaries	-	-	-	116	116	(2,021)	(1,905)
Trading income (losses)	-	-	-	-	-	5,414	5,414
Net gain (loss) on sale of available-for-sale securities	-	-	-	-	-	173	173
Net gain on foreign currency transactions	-	-	-	-	-	2,281	2,281
Tax expenses for ISS, PIS and COFINS	(960)	(136)	(499)	4	(1,591)	1,591	-
Other non-interest income	470	(66)	43	16	463	7,213	7,676
Net Income before taxes on income	2,702	861	1,620	2,274	7,457	6,038	13,495
Taxes on income	(663)	(113)	(443)	(732)	(1,951)	(3,297)	(5,248)
Profit sharing	(59)	(35)	(9)	(9)	(112)	112	-
Net income	1,980	713	1,168	1,533	5,394	2,853	8,247
Noncontrolling interest	-	-	-	(403)	(403)	241	(162)
Net income attributable to Itaú Unibanco	1,980	713	1,168	1,130	4,991	3,094	8,085
Identifiable assets - 12.31.2009 (***)	424,079	153,086	74,538	56,121	608,273	(9,185)	599,088

(*) The result per segment shown above is presented on managerial basis for the disclosure of this report. Such information exclude certain results which are considering non-recurring by our management that, although excluded for managerial purposes, were recognized in our financial statements prepared according to the accounting practice adopted in Brazil. The amounts of these results which were not considered in the segment information above are: (i) effect of sales of interest R$ 212 million; (ii) setting-up of a provision for losses arising from the economic plans that were in effect during the 1980's R$ (110) million; (iii) amortization of goodwill R$ (506) million.
(**) Includes salaries and employee benefits, administrative expenses, depreciation of premises and equipment, amortization of intangible assets and other non-interest expenses, except for taxes on services (ISS) and certain taxes on revenue (PIS and COFINS).
(***) The balance of identifiable assets corresponds to the balance of the segment total assets (Current assets, Long-term assets and Permanent assets). The consolidated segment does not represent the total amount of each segment due to the intercompany transactions which were eliminated in the financial statements.
(****) Information on Segments consolidated based on management reports is different from information of the Consolidated US GAAP because: (i) lines are different when both sets of information are compared, and (ii) results are measured on different bases. As previously explained, managerial information is based on accounting practices adopted in Brazil, except for exclusion of certain items described in item (*) The most significant differences in the measurement of net income between management reports and US GAAP, net of tax effects, are as follows:
(a) The recognition of an allowance for loan losses, as compared to that recognized in BR GAAP, of R$(129) million, (b) in BR GAAP, goodwill in the amount of R$506 million was amortized, (c) in US GAAP, a gain for the new interest in Redecard, in the amount of R$2,717 million, was recognized, (d) a gain in negotiation in the amount of R$ 830 million was recognized in US GAAP, (e) in US GAAP, intangibles corresponding to business acquired, in the amount of R$(661) million, were recognized, (f)a loss on exchange variation of securities available for sale and conversion of subsidiaries abroad are not recognized in result in US GAAP, in the amount of R$1,090 million, (g) expenses on stock options, pursuant to US GAAP, are higher than in BR GAAP, with effect of R$(271) million, and (h) other differences in measurement criteria totaled R$(988) million.

Basis of presentation of business segment information

Business segment information is prepared based on the reports used by top management to assess the segments' performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management of Itaú Unibanco Holding uses a variety of information for such purposes including financial and non-financial information that are measured on bases different from those information prepared following accounting practices adopted in Brazil.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below. Financial segment information differs from accounting practices adopted in Brazil because: (i) it includes recognition of the impact related to allocated capital using a proprietary model; (ii) it presents net interest income using management criteria, and (iii) in the reporting periods, it excludes non-recurring items which are recognized under accounting principles adopted in Brazil. The main impacts are:

Allocated Capital to each segment

Book value of stockholders' equity and subordinated debt were replaced by funding at estimated market price, and interest income and expense were allocated to different segments, based on Tier I Capital, following a proprietary model, the excess of capital and subordinated debt being allocated to the "Corporation" segment. The tax effects of interest on stockholders' equity payments of each segment have been subsequently reversed and reallocated to the segments in amounts proportional to the amount of the Tier I capital. Equity in earnings (losses) of unconsolidated companies which are not related to each segment and noncontrolling interest were allocated to the "Corporation" segment.

Net Interest Income

We adopt a strategy to manage the foreign exchange risk from investments abroad in order to hedge against impacts on results of operations arising from exchange variation. In order to achieve this objective, we used derivative instruments to hedge against foreign currency risk. We do not account for those derivatives under hedge accounting but we record them at fair value with gains and losses in income.

Our hedging strategy considers all tax effects: non taxation when the Real appreciates or deductibility when the Real devaluates, or the taxation or deductibility based on the derivative financial instruments. When the parity of the Real against foreign currencies is considerable, there is a significant impact on several financial statements items, particularly interest income and expense.

As result of the above, we adopt a managerial statement of income to prepare segment information. The managerial statement of income is prepared by making reclassifications to the financial statements according to the accounting practices adopted in Brazil. We reclassified the tax effects of the hedge of these investments abroad, which are presented in tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income, are reclassified in the statement of income.

In addition, the net interest income is divided into three categories as follows: (i) net interest income with clients – (ii) net interest with the market, and (iii) net interest income with the corporation and treasury operations – in which each operations includes the opportunity cost.

In the Adjustments and Reclassifications column, we present the effects of differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to USGAAP. In this column we also present the effect of nonrecurring items that are not considered in the managerial statement of income.

As described previously, our operations are primarily carried out in Brazil. However, we have some offices abroad, of which we highlight our operations in Europe, Argentina, Chile, Uruguay and Paraguay. The revenue from operations outside Brazil is presented below (after eliminations in consolidation):

	Six months ended
	06.30.2010	06.30.2009
Net interest income	1,152	1,891
Fee and commission income	437	289
Total revenue from external customers	1,589	2,180
Investments in unconsolidated companies and premises and equipment, net	1,302	1,454

NOTE 33 - RELATED PARTIES

Our transactions with companies within the consolidation group are mainly carried out on market terms and conditions, and completely eliminated in consolidation.

a) Transactions with unconsolidated entities

We present below the operations between Itaú Unibanco Holding and its consolidated subsidiaries with the entities accounted for following the equity method. The transactions between Itaú Unibanco Holding and its consolidated subsidiaries and investees under equity method are mainly banking transactions carried out under the conditions summarized below:

ASSETS	06.30.2010	12.31.2009
Cash and due from banks
Tecnologia Bancária S.A.	218	-
Interest-bearing deposits in other banks
Porto Seguro S.A.	52	-
Other assets
Porto Seguro S.A.	39	-
Dividends receivable
Unibanco Rodobens Administradora de Consórcios Ltda	-	15
LIABILITIES
Demand deposits
Itaú XL Seguros Corporativos S.A.	-	54
Tecnologia Bancária S.A.	-	3
Unibanco Rodobens Administradora de Consórcios Ltda	-	43
Time deposits
Unibanco Rodobens Administradora de Consórcios Ltda	-	16
CNF - Administradora de Consórcios Nacional Ltda	-	57
Porto Seguro S.A.	146	-
Deposits sold under repurchase agreements
Olímpia Promoção e Serviços S.A.	24	26
Tecnologia Bancária S.A.	2	-
Other liabilities
Porto Seguro S.A.	27	-

b)   Transactions with other entities of the Itaúsa Group of companies

The table below presents balances and transactions between Itaú Unibanco Holding and other entities of the Itaúsa Group.

LIABILITIES	06.30.2010	12.31.2009
Demand deposits
ITH Zux Cayman Company Ltd.	-	41
Duratex S.A.	-	18
Interest-bearing deposits
Elekeiroz S.A.	-	11
Annual interest (%)	-	100,00% of CDI
Elekeiroz S.A.	-	-
Annual interest (%)	-	-
Itaúsa Empreendimentos S.A.	-	31
Annual interest (%)	-	101,10% of CDI
Itaúsa Empreendimentos S.A.	-	17
Annual interest (%)	-	100,80% of CDI
Securities purchased under resale agreements
Itaúsa Empreendimentos S.A.	50	48
Itaú Gestão de Ativos S.A.	-	1
Duratex S.A.	6	-
Elekeiroz S.A.	13	-
Trade notes payable
Itautec S.A. (*)	-	10
Itaúsa Investimentos S.A.	63	73
TRANSACTIONS (other than interest income and interest expense recognized in the financial transactions above)
Interest on securities purchased under resale agreements
Itaúsa Empreendimentos S.A.	1	-
Elekeiroz S.A.	1	-
Service fees and commission income
Itaúsa Investimentos S.A.	136	2
Rent expenses
Itaúsa Investimentos S.A.	-	1
Equipment and software purchased
Itautec S.A. (*)	136	396
(*) Maintenance and services related to electronic equipment and software.

c)   Other transactions with related parties

We have made no loans to our executive officers or directors because this practice is prohibited for all Brazilian banks by the Central Bank.

Itaú Unibanco has made donations regularly to Fundação Itaú Social, a charitable foundation whose objectives are:

•
to create the “Programa Itaú Social” (Itaú Social Program), aimed at coordinating activities of interest to the community, supporting and developing social, scientific and cultural projects, mainly in the elementary education and health care areas

•	to support ongoing projects or initiatives, supported or sponsored by entities qualified under "Programa Itaú Social";
•	to act as a supplier of ancillary services to the group companies.

In addition, we rent buildings from Itaúsa, Fundação Itaubanco, FUNBEP and PREBEG.

Itaú Unibanco is the founding partner and maintainer of Instituto Itaú Cultural - IIC, an entity whose purpose is the promotion and preservation of the Brazilian cultural heritage.

The donations of Itaú Unibanco to both entities and services received from Fundação Itaú Social are presented below:

	06.30.2010	12.31.2009
Amounts receivable from (payable to) Foundations
Fundação Itaubanco	1	-
Caixa de Prev.dos Func.do Banco Beg - PREBEG	11	-
UBB Prev Previdência Complementar	15	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	84	-
Fundação BEMGEPREV	13	-
Donations by Itaú to
Instituto Itaú Cultural	21	39
Instituto Unibanco de Cinema	-	10
Associação Clube "A"	-	1
Rent expenses
Fundação Itaubanco	12	24
FUNBEP - Fundo de Pensão Multipatrocinado	3	6
Itautec S.A.	-	1
Service income
Fundação Itaubanco	6	9
FUNBEP - Fundo de Pensão Multipatrocinado	1	2
UBB Prev Previdência Complementar	2	-
Other	1	-

NOTE 34 – COMMITMENTS RELATED TO ITAÚ BBA ACQUISITION

Itaú Unibanco Holding and the individual selling shareholders of Itaú BBA assumed certain commitments under the terms of the sale and purchase agreement of the Itaú BBA group. The key commitments relate to: i) a minimum spread over loans transferred at acquisition date in January 2004 and reimbursement of losses on those loans, ii) an additional payment if treasury results exceed a target amount, iii) a cash bonus to officers and executives accounted for as compensation if they continue employment for a minimum period and iv) the selling shareholders committed to reimburse for pre-acquisition contingencies.

As of June 30, 2010 and December 31, 2009, net assets and liabilities related to the above-mentioned commitments amounted to R$ 390 and R$ 356, respectively, which are presented in Other assets or Other liabilities, as appropriate.